06013803

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Skiningbank Energy Income Fund

*CURRENT ADDRESS 1310, 111-5th Ave. S.W.
Calgary, Alberta T2P 3Y6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

FILE NO. 82- 34977 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 5/30/06

Shiningbank has been a top performer in the oil and gas trust sector with a 30% compound annual return for almost 10 years. What is behind such a strong investment return?

PROFIT

SHININGBANK
ENERGY INCOME FUND

Fund Report 2005



Dave Fitzpatrick is a geological engineer who brings considerable technical expertise to the role of President and CEO. Along with CFO Bruce Gibson, he meets regularly with unitholders across the country to answer questions about the Fund and its future.



Terry Prokopy, Vice President, Land, plays a key role in identifying and evaluating acquisition targets for the Fund and he also manages its undeveloped land base.



Greg Moore, Vice President, Operations and COO, is responsible for all production and drilling operations and for evaluation of potential acquisitions. He has a broad base of technical expertise encompassing production optimization and reservoir performance.



Bruce Gibson, Vice President, Finance and CFO, has extensive expertise including hands-on oil and gas financial management, commodity marketing and public equity market issues.

Strength over the long term

For nearly a decade Shiningbank has delivered one of the highest compound annual rates of return among its contemporaries. Formed as a tax-advantaged oil and gas energy trust in mid-1996, Shiningbank has grown principally through acquisitions of long-life producing properties. Production is 76% natural gas. The Fund actively manages its property portfolio by maintaining a low cost structure, while increasing value to unitholders through low risk drilling and other development activities. The Fund trades on the TSX under the symbol SHN.UN.

ABILITY

Forward-looking Statements
This report contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in the Fund's Management's Discussion and Analysis and in the Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

YOUR MANAGEMENT TEAM

WE SPEAK DAILY WITH UNITHOLDERS ON THE PHONE, AND REGULARLY MEET WITH OUR INVESTORS ACROSS THE COUNTRY. HERE, WE ANSWER SOME OF THE MOST FREQUENTLY ASKED QUESTIONS.

Since our inception in mid-1996, our unitholders have received a 30% compound annual rate of return. In 2005 alone our unitholders received a 49% total return made up of $2.97 in cash distributions and $7.66 growth in the unit price. While our annual returns vary year to year, we see the strength of our investment returns being based on core fundamentals established when the Fund was formed:

- a focus on natural gas;
- the acquisition of properties with "quality" characteristics which we define as NGL-rich gas, a long reserve life and development upside;
- prudent financial management to ensure a strong balance sheet; and
- a highly experienced management team.

Those core values have not changed since the Fund's inception and they have been the driving force in our strong investment returns. They will also guide our management of the Fund into the future.

49% total return in 2005 •

$7.66 growth in unit price •

$2.97 cash distributions •

Total return includes cash distributions and growth in the unit price. See page 26 for how to calculate total return.

Total Return 2005

Shiningbank had one of its most profitable years ever. What were the highlights of 2005?

In the second quarter we closed the $32 million acquisition of Outlook Energy Corp. and, in the third quarter, we closed the $269 million purchase of Blizzard Energy Inc., our largest deal to date.

We also had a successful development drilling program which recorded 98% success on 104 wells (32.9 net) and continues to add volumes to stem our natural production declines which are averaging about 15% annually.

Unusually high commodity prices, with natural gas reaching a new record high, allowed us to lift distributions to 30 cents per unit in the fourth quarter of 2005. The increase was driven by two elements coming together at the same time: very strong commodity pricing and solid operational results. This allowed us to pass along a pricing high to our unitholders.

In January 2006, gas prices dropped significantly in response to a warm winter across much of North America. Such volatility in the market is not unusual and does not overshadow the long-term fundamentals which continue to be very strong.

Shiningbank typically pays out 70-80% of cash flow to unitholders in distributions. Will the Fund be able to hold its high payout ratio?

Our payout ratio is dependent on commodity prices. Our first objective is to hold distributions stable, so we flex the payout ratio to absorb changes in cash flow. Typically the ratio is in a band of 70-80% of cash flow.

Our second objective is to pay off the majority of our capital program from cash flow. With the amount withheld, we are planning to feed our development program enough capital that we can maintain production through the year.

Overall, our philosophy is to pay out a high percentage of cash flow, while holding back enough to ensure longevity in the Fund's asset base.

With 76% of production being natural gas, distributions are heavily dependent on gas markets. Where do you see gas prices going?

Without a doubt, we remain bullish on natural gas over the long term. Gas pricing is always volatile over shorter periods as the market responds immediately to the weather, even weather predictions for, say tomorrow or next week. We saw that this winter. In early December 2005, gas prices hit an all-time high as the market began to feel uneasy about supply holding through the winter months. In January 2006, warmer than usual temperatures spread over much of North America and prices fell over $4.00/mcf. High volatility is normal in the short term. The longer-term picture is much different.

The market fundamentals remain very strong. Canada supplies 15% of the US market. Yet both countries are seeing little, if any, growth in natural gas supply. Canada's production has been almost flat, even though twice as many wells are being drilled than a few years ago.

With producers struggling to keep pace with demand, there are few options for new sources of supply. Most of the continent's large gas reserves have been discovered, or are in remote areas such as the Rocky Mountains or Canada's north where it is more difficult and costly to drill and produce. Liquefied natural gas (LNG) is being touted as a new supply source, but it is not expected to have a material impact for years. Only a handful of LNG ports are in operation in the US and, even if new ones are built, the US will be competing with Japan and Europe for supply.

Based on the market fundamentals, we agree with most industry analysts that natural gas pricing will be strong for years. Good indicators of pricing are futures contracts. Looking out both three years and five years, futures contracts are suggesting an $8/mcf gas price. Those forecasts give some indication of the strength we see in future cash flow.


2010 5-year futures contracts $8.00 per mcf in 2005
2005 $9.13 per mcf
2000 $5.45 per mcf
1996 $1.92 per mcf

The tight supply/demand scenario in North America has driven up gas prices.

Gas Prices for the Fund (historical average, including hedging)

The industry often hedges volumes of oil or gas to lock-in prices. How does the Fund use hedging?

We use hedging as a risk management tool to help stabilize distributions. As all investors know, predicting the market is not always easy, but there are markers which point to short-term spikes or troughs.

If we see a weak point looming in the market, we will lock-in volumes at a specific price, or in a price band called a 'collar'. One example is the summer months when heating demand falls and prices tend to soften. We may also hedge production to secure the economics of an acquisition. Prices can sometimes be locked in at a higher level than was paid for the production.

The Fund's policy restricts hedging to 50% of any one commodity, and hedges are typically for less than one year. This conservative approach is aimed at maintaining pricing upside in the market, while smoothing out low points.

At this point, over 90% of the Fund's production is unhedged for the next 12 months, although we continually survey the market for signs of weakening prices and hedging opportunities.

Shiningbank has grown through acquisitions and 2005 was a busy year. Will 2006 be another active year for acquisitions?

Right now, we are focused more on profitability than size, particularly with the growth we achieved last year. Ultimately we will have to acquire new assets. Any trust has a limited ability to offset natural production declines and still maintain a low risk profile. We will have to continue to acquire producing properties to stay ahead of the curve, but we have a 24-month inventory of development drilling locations which we hope will maintain stable production, so we don't have to rush into anything. Not that we wouldn't act on the right opportunity at the right price if one did come along.

Development drilling is taking on a larger role in maintaining stable production. Why has the Fund shifted to more development drilling?

The rise in oil and gas prices over the past few years has dramatically changed the industry. Today, in many cases, it's simply more economic to add production and reserves through low-risk development drilling than it is to acquire them. Last year alone, we saw a huge jump in the price paid for production on acquisition markets. In the first quarter, the industry average was $45,000/flowing boe; by the last quarter it was $75,000/flowing boe. The average price for reserves in the ground has also increased significantly. In 2002 the industry average cost for acquisitions was less than $8/boe for proved plus probable reserves; the price was almost three times higher in the last quarter of 2005 at $23/boe.

Our shift to development drilling makes economic sense. Last year, our finding and development costs were $11.10/boe through low-risk drilling. We were able to arrest our production declines, which is the primary goal of our development program.

Drilling can present surprises – both good and bad. How does Shiningbank manage its drilling risk?

Firstly, our drilling success last year was 98% on 104 wells (32.9 net). We high grade our prospects, which means we develop only those that will generate the highest returns. Prospects outside our risk profile or economic parameters are farmed-out to other companies. They then drill the prospect and if it's successful, we retain a percentage of the production and reserves, at no cost to the Fund. We are also continually evaluating our assets and sell smaller properties if they are no longer performing to expectations, or if there is limited upside. We are continually working to keep the "quality" component in our asset base.

One important point in managing risk is that we believe capital is precious. If we're not investing it wisely on behalf of our unitholders through the drill bit, then we should be paying it to them as distributions because we are an income fund. So if we're brave enough to hold it back, we had better high grade our prospects to get the best bang for the buck with that precious capital.

This year Shiningbank will drill its largest number of wells ever. What are your drilling plans for 2006?

We have a $90 million capital program based on drilling roughly 70 shallow gas wells at Sousa at 100% interest, and approximately 100 other low-risk development wells (40 net). The high number of wells at Sousa reflects the low drilling costs and the fact that the risk is so low we refer to it as a 'gas-farming' operation. Shiningbank operates most of this drilling program, so we have the luxury of controlling the pace of development to reflect cash flows and market conditions.

In west-central Alberta, we will focus on development drilling at Ferrier and nearby O'Chiese, where we have a track record of cost-effectively adding production and creating value for unitholders by adding new reserves. We are also excited about our new Grande Prairie area, which has similar multi-zone, gas-prone characteristics as west-central Alberta.

While it is still early in 2006, the entire industry is again dealing with drilling delays that surfaced last year. The scarcity of drilling rigs and crews and regulatory backlogs from the high level of activity are slowing drilling programs for just about everyone in the industry. Weather is also having an impact. Our Sousa area, which is winter-only access, had warmer than usual weather this winter which delayed our drilling operations and forced us to postpone some wells. Despite these hurdles, we feel that our targets for drilling and production for the year are achievable.

Shiningbank operates 75% of its production. How is the Fund managing rising operating costs?

We are continually working to control our costs, whether operationally or corporately. That was one attractive aspect of the Blizzard acquisition. It had a slate of lower-cost properties which, when brought into our portfolio, helped reduce our operating costs to below $7.00/boe, a relatively low level in today's environment.

We are also continually improving the quality of our asset base. We try to rotate out the bottom 5% of our portfolio, which means we don't fall in love with all of our assets forever. Late last year, for example, we sold several hundred boe per day of production which was in non-core areas, and had higher operating costs and a shorter Reserve Life Index than our average of 10 years. It was good timing considering the price we received in the high price commodity environment, and we will reinvest the cash to develop what we think are higher quality assets.

With the robust level of activity, the entire oil and gas industry is struggling with human resource issues. Are the people available to manage and execute your strategies?

Human resources are tight across our industry, from crews working on drilling rigs to technical professionals. It is much more difficult to find and retain qualified people. But we are reasonably well staffed at Shiningbank and have minimal turnover; so we are comfortable that the people are in place to manage our day-to-day operations and execute our development and growth strategies. One impact of the competition for people has been an increase in overall compensation and benefits, which is reflected in higher general and administrative expenses.

The Fund has a track record of being a top performer among its peers; those trusts created in the mid-1990s. Can Shiningbank maintain its strong performance as an investment?

We believe we can continue to deliver strong returns – just as we've been at or near the top of our sector for the past nine and a half years. Some potential investors are skeptical, particularly as there are now so many trusts in our sector. But we have a track record based on our core values: a focus on natural gas, high quality assets, an experienced management team, and conservative financial management to preserve the strength of our balance sheet. Those will not change.

Low-risk development drilling has recently taken on a more important role in maintaining our production base, adding value to the reserve base and bringing stability to our distributions.

Behind those core strategies is the strength we see in natural gas prices over the long term. The market fundamentals are very strong with the tight supply/demand scenario in North America and no material supply increase in sight. Pricing will always be volatile through the seasons, but the long-term outlook certainly bodes well for distributions and continuing our strong investment returns.

David M. Fitzpatrick
President and Chief Executive Officer

March 1, 2006


2005 $22.36 per unit since inception
2000 $8.22 per unit since inception
1996 $0.83 per unit since inception

Cumulative cash distributions per unit exceeded $22 from inception to year-end 2005.

Cumulative Cash Distributions (year end)

behind your investment





Track record of profitability

Shiningbank's track record of strong investment returns, and the Fund's profitability, are anchored in core business fundamentals which guide our decisions and activities. Shiningbank is primarily a natural gas producer and unitholders have benefited from the dramatic rise in gas pricing over the years. Accretive acquisitions and how the Fund invests in development of its properties are both integral to profitability and to Shiningbank's longevity. On the following pages we explore what is behind your investment in one of the leading performers in the oil and gas trust sector.



2005 $29.15 closing unit price
2000 $17.00 closing unit price
1996 $11.60 closing unit price
the end of last year, the
unit price had nearly
over its initial public
price of $10.00.
Unit Price (year-end close)

Demand and supply

With 76% of our production being natural gas, Shiningbank's distributions are closely linked to gas prices. While pricing is volatile season to season, the market fundamentals support bullish forecasts over the longer term. The common theme among analysts is that demand will continue to rise steadily. Yet North American supply has flattened and producers are on a treadmill, drilling more and more wells with little change in the supply base. The tight supply/demand balance we have seen in recent years is not expected to ease as no new major sources of supply are on the horizon for a number of years.

STRONG OUTLOOK FOR GAS PRICES

- MARKET FUNDAMENTALS CONTINUE TO SUPPORT LONG-TERM PRICING STRENGTH FOR NATURAL GAS.
- FUTURES PRICES FOR WINTER 2006/07 ARE IN THE $9-$10/MCF RANGE, ALTHOUGH WE CAN EXPECT VOLATILITY WITH WEATHER AND THE SEASONS.
- LOOKING OUT FIVE YEARS, GAS FUTURES ARE TRADING IN THE $8/MCF RANGE, INDICATING CONTINUED SUPPORT FOR DISTRIBUTIONS.


14% Commercial**
32% Industrial*
8% Other
22% Residential
24% Power Generation

Who is using natural gas?

* *Natural gas is used as a heat source and as a chemical building block for a wide range of products including plastic, fertilizer and anti-freeze.*

** *Public and private enterprises including office buildings, hotels, restaurants, schools and government buildings.*

Sources: *Canadian Association of Petroleum Producers, National Energy Board, Natural Gas Supply Association, Natural Resources Canada, US Energy Information Administration.*

Demand

Natural gas accounts for one-third of Canada's primary energy needs with nearly 3 tcf used every year, 95% coming from the western provinces. Canada is also the #1 supplier to the US as we export about 3.6 tcf annually, which makes up 15% of its supply base. Canadian gas supplies one in seven gas-heated homes in the US.

The US consumes about one-quarter of the gas volumes produced in the world, nearly 23 tcf of gas annually. That demand is expected to increase gradually for the foreseeable future resulting in large cumulative growth. The US Energy Information Administration forecasts that the US will need almost 40% more gas in 2025 than in 2002.

Demand growth is projected across all sectors. With natural gas being the cleanest burning of the fossil fuels, and in light of more stringent emission regulations, it is the fuel of choice for new electricity plants. Winter heating and summer cooling make up a large portion of the demand scenario with both being dependent on weather and the size and efficiency of buildings. The US and Canadian economies will be determining factors but overall, analysts agree that demand will continue to rise.

Supply

On the supply side, more wells are being drilled just to maintain production. The traditional supply basins are in the mature and declining phase and new prospects in those areas tend to yield lower production rates. Even with Canada's industry drilling a record of roughly 16,500 gas wells in 2005, there has been only a marginal increase in conventional Canadian production. Some industry watchers say that less than one-third of Western Canada's natural gas reserves have been produced, with enormous potential remaining, although a good portion of that potential is from non-conventional sources or in areas where it is more costly and difficult to explore and produce. New supply sources are not expected to have a major impact for years.

Alternative Supply Sources

Liquefied Natural Gas Five liquefied natural gas (LNG) terminals are in operation in the US with more than 50 proposed for the US, Canada, Mexico and the Bahamas. Analysts expect LNG to make up about 15% of US gas consumption by 2025, up from only 3% today. However, gas prices would have to be high to support construction of new tanker fleets and ports, and to be competitive enough to draw LNG into North America from Europe and Japan.

Northern Gas The regulatory process is underway for a pipeline from Canada's MacKenzie Delta, but gas is not expected to be flowing before 2010. Even then, much of that gas may be used to fuel Alberta's oilsands mega-projects.

Coal Bed Methane Coal bed methane (CBM) involves producing methane, or natural gas, that is naturally emitted by seams of coal. CBM makes up about 1% of Canada's gas supply and about 10% of supply in the US. Strong gas prices are the economic driver for expansion, but CBM production rates tend to be low and the technology is relatively new.

Conservation Energy conservation is one way to reduce demand. Although many industries have reached the point where they can not reduce consumption, most are attempting to improve energy efficiency. Some industries are moving away from natural gas, such as pulp and paper which is using more wood waste. During periods of peak pricing, some industries switch to other sources, often fuel oil or coal, which eases demand, but only 6% of industry is estimated to be able to fuel-switch within 30 days.


Shiningbank's distributions are sensitive to changes in gas prices.
15
10
5
$1.50
$1.00
$0.50
AECO Daily Spot (Cdn$/mcf)
Quarterly Distributuions ($ per unit)
Distributions/Gas Prices
97
98
99
00
01
02
03
04
05

asset strength

Quality assets >> increasing profitability

Our strong investment returns stem from the "quality" of the assets we acquire, and how they are managed. By quality, we refer to long-life reserves along with characteristics that ensure we maximize revenues – and control expenses. These quality fundamentals include a natural gas focus, control of our assets through operatorship and a long reserve life.




Sousa
Grande Prairie
West-central

Operations are concentrated in west-central Alberta with two new areas added in 2005 at Grande Prairie and Sousa. All three have high netback properties with long-life natural gas reserves.

Key Operating Areas

Quality Characteristics

Natural Gas Focus Shiningbank is 76% natural gas on the basis of both production and total reserves. The Fund's gas focus was set when one mcf was selling for less than $2.00 and management envisioned major growth based on the tightening supply/demand scenario in North America. Today, we are still bullish on gas markets.

To capture premium pricing, we emphasize NGL-rich gas. Natural gas is mostly methane, but in some areas and formations it yields high concentrations of NGL such as ethane, propane and butane, which are split off and sold separately. With oil, which makes up 10% of our production, we focus on light grade oil as it is always in demand by refineries and sells for a higher price than heavier grades.

Control As operator of 75% of our production, we market most of our volumes, control the pace and direction of reserve and infrastructure development, and monitor operating costs. In 2005, our operating costs averaged $6.96/boe against an expected industry average of nearly $8.00/boe. Geographic concentration, as with our holdings in west-central Alberta, allows us to share resources and expertise among our different properties to keep production high and operating costs low.

Opportunity Development upside is a measure of quality that has taken on greater importance with the rise in commodity prices and the ensuing escalation in acquisition costs. With a major acquisition in August 2005 we doubled our undeveloped lands, then created an inventory of low-risk development locations to keep our drilling program busy for at least the next two years. Our goal for that program is to offset natural declines and maintain stable production.

Longevity Shiningbank's Reserve Life Index has averaged around 10 years for almost a decade. We acquire properties with a long reserve life which is fundamental to the Fund's longevity and the stability in our distributions.

2005 20,876 boe/d •

2000 8,312 boe/d •

1996 4,400 boe/d •

Production has grown an average 19% per year since inception.

Average Daily Production

Long-life, low risk = value to unitholders

Acquisitions have been the driver in Shiningbank's growth. Whether we are acquiring a small gas-focused company or a package of properties from a larger company, we only acquire assets that meet our definition of quality: long-life gas reserves, preferably NGL-rich, with development upside through undeveloped acreage and low-risk drilling opportunities. Certainly, many economic factors are considered, but one of the most important is whether an acquisition is accretive to unitholders; in other words, are we adding value to each unit? The answer is yes.

Net Asset Value Per Unit One factor we measure is Net Asset Value (NAV) per unit which indicates the value of reserves in the ground attributed to each Trust Unit. To fund acquisitions, we issue new units to pay for a portion of the purchase, or to pay down debt we take on for short periods to finance the transactions. This has the potential to dilute the NAV per unit but, to the contrary, our acquisitions have been accretive and, when including rising gas prices, the value of each Shiningbank unit has grown substantially.

NAV looks at the future cash flow from producing our reserves, after paying debt. At the end of 2005, our independently evaluated NAV equated to $1.4 billion, discounted at 10%, compared with $49.9 million in 1996. While that shows the upward trend in our reserves combined with the rise in commodity prices, we have issued millions of Trust Units to fund that growth. Our NAV per unit was $20.00 at year-end 2005, based on 68.2 million Trust Units. Over that time we have paid out over $22 per unit in cash distributions. That compares with $9.43 per unit, based on 5.3 million Trust Units, when the Fund was formed. We believe those metrics speak to the accretive nature of our acquisitions, the quality of our asset base, and ultimately, how we strive to ensure the long-term viability of the Fund.

Recycle Ratio Recycle ratio is a measure of how cost effective we are in replacing reserves through acquisitions. As an industry benchmark, a recycle ratio of 2.0 to 1 is considered to be an effective use of capital and accretive to unitholders. (See page 22 for more on recycle ratios.)

In 2005, our acquisitions totaled $330 million. We completed the $32 million purchase of Outlook Energy Corp. in the second quarter and closed the $269 million acquisition of Blizzard Energy Inc. in early August. We also made several other smaller acquisitions totalling $29 million. Our recycle ratio for these acquisitions was 1.9 to 1, indicating the accretive nature of the transactions and the cost-effective nature of those investments.

2005 $20.00 NAV per unit •

2000 $18.50 NAV per unit •

1996 $9.43 NAV per unit •

Even with the issue of millions of units over nearly a decade, growth in reserves and commodity prices has more than doubled our NAV per unit since inception.

Net Asset Value (discounted at 10%)

OUR ACQUISITION PERFORMANCE

- ACQUISITIONS HAVE INCREASED PRODUCTION BY AN AVERAGE 19% PER YEAR SINCE INCEPTION IN MID-1996.
- ON A CUMULATIVE BASIS, WE HAVE REPLACED 273% OF OUR PRODUCTION WITH NEW RESERVES OVER THE PAST NINE AND A HALF YEARS.
- OUR ACQUISITION COSTS OVER THE PAST THREE YEARS HAVE AVERAGED $15.37/BOE, WHICH PROVIDES A HEALTHY PROFIT MARGIN CONSIDERING OUR NETBACK AVERAGE OF $29.03/BOE OVER THE SAME TIME FRAME.

Our Largest Acquisition to Date On August 2, 2005, Shiningbank closed its largest deal to date in terms of both production growth and dollar value. We added approximately 4,600 boe/d, 95% natural gas, in a $269 million cash and Trust Unit transaction for the purchase of Blizzard Energy Inc. At the time of the acquisition:

- We added 16 million boe in proved plus probable reserves at a cost of $15.31/boe.
- The transaction included 265,000 net acres of undeveloped land which brought the total purchase price to $17.19/boe.
- Properties acquired in the transaction had a lower cost structure which helped reduce our overall operating costs to under $7.00/boe in 2005 and we expect to average approximately $7.25/boe in 2006. This has helped offset the rising costs being experienced across the industry.

Aside from the sound economics, we were attracted to the quality of the assets – Sousa in northwest Alberta and Grande Prairie in Alberta's Peace River Arch area. Both fit well within our property portfolio as they meet our quality criteria of long-life gas reserves, an opportunity base of undeveloped lands and low-risk development drilling upside. We expect that the new opportunities in the Grande Prairie area will lead to a similar growth scenario to the Ferrier story told on pages 18 and 19.

2005 413,000 acres

2000 157,000 acres

1996 16,000 acres

Undeveloped lands more than doubled in August 2005 through a major acquisition.

Undeveloped Land (net acres)

active drilling



OUR DRILLING PERFORMANCE

- DRILLING SUCCESS IN 2005 WAS 98% ON 104 WELLS (32.9 NET).
- THREE-YEAR AVERAGE FINDING COSTS WERE $9.66/BOE FOR PROVED PLUS PROBABLE RESERVES. WE CONSIDER THIS EFFECTIVE ECONOMICS WHEN COMPARED TO OUR THREE-YEAR ACQUISITION COSTS OF $15.37/ BOE.
- DEVELOPMENT DRILLING HAS BEEN ON TARGET REPLACING MORE THAN 100% OF PRODUCTION DECLINES IN BOTH 2005 AND 2004.
- IN 2006, WE HAVE BUDGETED $90 MILLION IN CAPITAL EXPENDITURES WHICH WILL INCLUDE APPROXIMATELY 170 WELLS (110 NET).



Investing for production stability

Development drilling has taken on a higher profile over the past few years as the cost of acquisitions has escalated, often making it more accretive to drill rather than purchase new reserves. Our philosophy is to spend enough capital to keep production stable by offsetting natural declines on the production base. In each of the past two years, we have offset over 100% of our production declines. Our declines are averaging 15% per year, a relatively low amount considering that 20-30% declines are common in the Western Canadian Sedimentary Basin. With this greater emphasis on development, it is imperative that we manage the associated risks.

Shiningbank does not explore for new reserves. We only drill low risk development or exploitation plays; typically infill wells in existing fields, or step-out wells on the fringe of a producing area where we expect to find an extension to an existing geological trend. Another risk reducer is multi-zone potential as we can expect to encounter a number of producing zones in a single wellbore.

While we actively manage risk, the success of our drilling program hinges on the quality of our opportunities and we continually high grade our prospects to ensure we drill the most technically sound and economic wells.

Our Drilling Focus

West-central Alberta The majority of the Fund's properties are concentrated in west-central Alberta, a well-established producing area with ample pipeline and processing infrastructure, multi-zone drilling opportunities and NGL-rich gas. The geographic concentration aids in cost control, but there is also geologic diversity which mitigates operational risk. Ferrier is the prime focus of drilling. We expect to invest one quarter of our 2006 capital budget, or $23 million, in low-risk drilling and other development activities in this core operational area.

Sousa Sousa is considered a "gas farming" operation, an exploitation play with a long reserve life and very low risk as wells are drilled to a shallow 250 metres to target a well-known horizon. Shiningbank acquired 100% ownership of the property and a gas plant in mid-2005. Access is winter-only so drilling must be completed before spring break-up with the aim of completing enough wells to keep the plant full until the next winter drilling season. Sousa offers high netbacks by combining low royalties and very low operating costs. Approximately $30 million, or one-third of our 2006 capital program will be dedicated to drilling at Sousa.

Grande Prairie Acquired in August 2005, the Grande Prairie area gives Shiningbank a foothold in the Peace River Arch area of Alberta, a region known for NGL-rich gas and multiple producing horizons. The area can also yield larger reserve accumulations and higher rates of production per well than in west-central Alberta. We expect to spend 10% of our capital budget, or about $9 million, at Grande Prairie in 2006.

strategies in action

Strategies in action >> the Ferrier story

…we have increased reserves over 20-fold and we control a land spread of over 46,000 net acres. Ferrier is also one of … lowest cost producing areas. Ferrier has grown to be Shiningbank's largest single producing property and is a good example of how acquisitions and development can add substantial value for unitholders.



Ferrier

Ferrier includes two adjacent properties, Ferrier and O'Chiese.

Ferrier

Building a Footprint Ferrier's characteristics made it a prime growth target: NGL-rich gas, a long reserve life and under-developed lands where we could begin to create an operational core. Early in 2003, we completed a $133 million property acquisition which added 3,300 boe/d and undeveloped lands adjacent to our existing acreage. By year-end 2003, a $7 million development program had increased production to over 4,000 boe/d. In addition, the proximity to existing operations allowed us to take advantage of economies of scale to reduce operating costs.

Expansion Another attractive acquisition surfaced in early 2004; the $175 million corporate acquisition of Birchill Resources Limited, with 40% of its production in the Ferrier area, again adjacent to our existing operations. We immediately began to drill development wells to tap the area's multi-zone horizons. Our $22 million investment increased 2004 production to over 5,500 boe/d.

Drilling Success The same development game plan was pursued in 2005. We drilled 17 wells (9.6 net) with 100% success which replaced production declines. Another active program is scheduled in 2006 which will see the drilling of 20-25 wells.

Our dominant land position at Ferrier, control of infrastructure and track record of drilling success will allow us to continue to harvest the area's production and reserve potential. The growth story should continue as we are seeking new acquisitions for expansion and adding low-risk prospects to our drilling inventory.

Model for Success Ferrier is our biggest growth story, yet the same combination of acquisitions and development is being applied to other areas in order to cost-effectively add value for unitholders.

2005 5,570 boe/d

2004 5,700 boe/d

2003 3,900 boe/d

2002 150 boe/d

The same combination of acquisitions and development is being applied to other areas.

Production Growth at Ferrier (average daily)

key statistics



PRODUCTION, NETBACKS AND RESERVES

UNITHOLDERS OFTEN ASK ABOUT KEY STATISTICS COMMONLY USED IN THE INDUSTRY. HERE, WE HAVE GATHERED SOME OF THOSE MOST FREQUENTLY ASKED QUESTIONS AND INCLUDED SOME POINTS OF EXPLANATION.

Production

Production averaged 20,876 boe/d in 2005 and we exited the year at roughly 22,500 boe/d, both marginally below expectations due to months of wet weather which shut down equipment moves in many areas and delayed drilling and well tie-ins. A return to normal field conditions over the past winter has allowed us to tie-in wells and ramp up our drilling program in our year-round access areas, but our winter-only program at Sousa has been slowed by warmer than normal temperatures. Weather, regulatory delays and access to scarce equipment have slowed programs across the industry but we still feel that our goals are in sight. For 2006, we plan to use our development drilling program to maintain stable production at an approximate 22,500 – 23,000 boe/d.


106.4
Daily average (mmcf/d)
80
40
Natural gas makes up 76% of production.
97 98 99 00 01 02 03 04 05

Natural Gas Production

Major Producing Properties


13% Sousa
23% Ferrier/O'Chiese
10% Grande Prairie
5% Whitecourt
49% Other


$35.86
($ per boe)
24.00
12.00
Low operating costs have contributed to high netbacks.
97 98 99 00 01 02 03 04 05

Netbacks

Netbacks

Shiningbank's strong investment returns are directly linked to the profitability of our properties or, in industry terms, high operating netbacks. Netbacks are important as they take into account the price we receive for our production, minus the expenses associated with getting it out of the ground and transporting it to a selling point (royalties, operating and transportation costs). In 2005 we received an average price of $54.96/boe for our production, while our operating netback was $35.86/boe.

Reserves*

Reserve Life Index Reserve Life Index (RLI) is a common industry measure of longevity. RLI indicates the number of years that production can theoretically continue at today's current rate; in our case 22,500-23,000 boe/d (based on 2006 projected production). Since inception, the Fund has had an average 10-year RLI, which we consider on target as it indicates a low rate of production decline and a long-life reserve profile.

Reserve Replacement An important benchmark is the Fund's ability to replace annual production every year, known as the reserve replacement. Last year the Fund replaced 260% of its 2005 production with new reserves. Since inception, we have replaced 273% of total production. That equates to 115 mmboe in new reserves and 42 mmboe in production.

Acquisition and Development Costs In 2005, our acquisition and development activities added proved plus probable reserves at a cost of $19.36/boe. Our three-year average is $13.77/boe.

* *More detailed information about Shiningbank's reserves is contained in its Annual Information Form for the year ended December 31, 2005.*

Our acquisition program in 2005 entailed: the $32 million acquisition of Outlook Energy Corp. in June, the $269 million purchase of Blizzard Energy Inc. in August, and $29 million in smaller property purchases throughout the year. The entire 2005 program equated to $23.74/boe for proved plus probable reserves, which brought our three-year average acquisition costs to $15.37/boe.

Development drilling continues to be very cost-effective in adding new reserves. With 98% success on 104 wells (32.9 net), our 2005 program resulted in development costs of $11.10/boe for proved plus probable reserves. Our three-year average is $9.66/boe.

Recycle Ratio Recycle ratio is a common industry measure of how cost-effective we are in replacing reserves. It is considered a good economic snapshot as it takes into account actual revenues, operating costs, transportation and royalties (operating netback); and the amount invested in acquisitions and development. The recycle ratio is calculated by dividing the operating netback by the combined acquisition and development costs. Any recycle ratio of 2.0 to 1 is considered to be accretive to unitholders and an effective use of capital. Our 2005 recycle ratio was 1.9 to 1; our three-year average is 2.1 to 1.


(years)
9.7
10
5
Our RLI has been very stable at around 10 years for the life of the Trust.
Reserve Life Index
97 98 99 00 01 02 03 04 05


(mmboe)
Cumulative Replacement 273%
20
10
We have replaced 273% of all volumes produced since mid-1996.
Reserve Additions (excluding dispositions)
Annual Production
Reserve Replacment
97 98 99 00 01 02 03 04 05
% of annual production replaced
143% 300% 181% 510% 354% 141% 283% 277% 260%
97 98 99 00 01 02 03 04 05

Costs Per Boe of Proved Plus Probable Reserves[1]

	2005	2004	2003	Three-year average
Acquisition costs	**$ 23.74**	$ 11.16	$ 11.56	$ 15.37
Development costs	**$ 11.10**	$ 9.80	$ 6.46	$ 9.66
Total acquisition and development costs[2]	**$ 19.36**	$ 10.81	$ 10.41	$ 13.77
Operating netback per boe	**$ 35.86**	$ 25.96	$ 24.19	$ 29.03
Recycle ratio (netback ÷ acquisition and development costs)	**1.9**	2.4	2.3	2.1
Reserve replacement (% of production)	**260%**	277%	283%	272%

[1] For more detailed information on Shiningbank's finding, development and acquisition costs, please see the press release dated March 2, 2006 or the Fund's Annual Information Form.

[2] Total acquisition and development costs exclude changes in estimated future development costs for that year.

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Reserves (Company Interest)			
As at December 31, 2005	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	Oil Equivalent (mboe)
Proved				
Developed producing	4,575	205.6	6,518	45,352
Developed non-producing	80	16.0	429	3,167
Undeveloped	208	19.2	566	3,971
Total proved	4,864	240.7	7,512	52,490
Probable	2,588	132.8	4,344	29,068
Total proved plus probable	**7,451**	**373.5**	**11,857**	**81,558**

Value of Reserves Using Forecast Prices and Costs[1]

	Discount Factor			
As at December 31, 2005 (000s)	0%	8%	10%	15%
Present value of reserves				
Proved	$ 1,773,724	$ 1,236,548	$ 1,158,674	$ 1,009,076
Probable	888,847	408,025	356,983	268,851
Total proved plus probable	**$ 2,662,572**	**$ 1,644,573**	**$ 1,515,657**	**$ 1,277,927**

[1] The present value of reserves is calculated based on the reserve estimate and price forecast prepared by Paddock Lindstrom & Associates Ltd. as at December 31, 2005. It should not be assumed that present value is representative of the fair market value.

Forecast Price Assumptions

	Crude Oil		Natural Gas	
As at December 31, 2005	West Texas Intermediate US$/bbl	Edmonton Light Crude Cdn$/bbl	AECO-C Spot Price Cdn$/mmbtu	Foreign Exchange $US/$Cdn
2006	$ 60.00	$ 69.57	$ 10.54	$ 0.85
2007	57.50	66.61	9.52	0.85
2008	55.00	63.64	8.32	0.85
2009	52.50	60.68	7.71	0.85
2010	50.00	57.72	7.10	0.85
2011	47.50	54.76	7.24	0.85
Thereafter	+2%/annum	+2%/annum	+2%/annum	0.85

Reserve Reconciliation (Company Interest Reserves)

	Oil and NGL (mbbl)		Natural Gas (bcf)		Oil Equivalent (mboe)	
	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable
December 31, 2004	12,454	18,783	209.7	307.6	47,409	70,052
Acquisitions	407	593	50.5	79.8	8,827	13,900
Dispositions	(149)	(231)	(1.6)	(2.6)	(408)	(657)
Discoveries	950	2,092	12.5	31.7	3,022	7,369
Revisions	668	23	3.6	(9.1)	1,260	(1,487)
Production	(1,952)	(1,952)	(34.0)	(34.0)	(7,620)	(7,620)
December 31, 2005	**12,376**	**19,308**	**240.7**	**373.5**	**52,490**	**81,558**

Financial

($ thousands, except per Trust Unit amounts)	2005	2004	2003	2002	2001
			Restated	Restated	Restated
Oil and natural gas sales[1]	**$ 419,663**	$ 307,514	$ 247,207	$ 142,661	$ 170,714
Royalties	**(88,078)**	(63,930)	(53,628)	(26,470)	(38,857)
Transportation costs[1]	**(5,304)**	(5,550)	(5,050)	–	–
Operating costs	**(53,045)**	(48,692)	(40,536)	(31,583)	(28,257)
Operating netbacks	**273,236**	189,342	147,993	84,608	103,600
General and administrative	**10,244**	6,681	4,649	4,143	3,788
Management fees	**–**	–	–	1,939	3,500
Interest on long term debt	**8,423**	6,159	6,103	5,109	5,675
Internalization of management contract	**–**	818	608	4,509	–
Other	**1,805**	806	595	665	384
Funds flow from operations	**252,764**	174,878	136,038	68,243	90,253
Depreciation, depletion and accretion	**142,370**	118,547	78,853	63,627	49,955
Internalization of management contract	**1,309**	2,693	5,381	6,475	–
Trust Unit incentive compensation	**2,506**	1,263	572	–	–
Gain on sale of other assets	**(920)**	(232)	–	–	–
Net earnings before income taxes	**107,499**	52,607	51,232	(1,859)	40,298
Future income tax recovery	**(6,737)**	(86,199)	(12,722)	(14,457)	(9,917)
Net earnings after income taxes	**$ 114,236**	$ 138,806	$ 63,954	$ 12,598	$ 50,215
Funds flow from operations	**$ 252,764**	$ 174,878	$ 136,038	$ 68,243	$ 90,253
Capital expenditures	**(81,772)**	(56,339)	(22,931)	(11,867)	(4,328)
Asset retirement expenditures	**(1,497)**	(684)	(218)	(385)	(491)
Working capital adjustments	**12,771**	28,505	9,398	13,616	(3,455)
Distributions to unitholders	**$ 182,266**	$ 146,360	$ 122,287	$ 69,607	$ 81,979
Distributions per Trust Unit	**$ 2.97**	$ 2.76	$ 2.85	$ 2.16	$ 3.40
Long term debt	**$ 199,129**	$ 182,147	$ 121,691	$ 115,283	$ 122,459
Unitholders' equity	**$ 736,992**	$ 515,944	$ 364,215	$ 264,887	$ 261,213
Total assets	**$ 1,169,580**	$ 826,797	$ 614,149	$ 507,824	$ 519,496
Trust Units outstanding at year end	**68,186**	54,141	44,343	33,194	29,118
Average Trust Units outstanding during year	**59,711**	52,209	41,595	31,677	24,005

[1] 2005, 2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.

Operations

	2005	2004	2003	2002	2001
Daily production					
Oil (bbl/d)	**2,346**	2,381	2,023	2,054	2,013
Natural gas (mmcf/d)	**93.2**	86.6	74.9	64.2	61.6
Natural gas liquids (bbl/d)	**3,003**	3,125	2,252	1,454	1,288
Oil equivalent (boe/d)	**20,876**	19,933	16,759	14,214	13,564
Natural gas percentage of total production	**74%**	72%	74%	75%	76%
Average sales price (after hedging)[1]					
Oil ($/bbl)	**$ 61.78**	$ 43.14	$ 37.95	$ 36.31	$ 35.67
Natural gas ($/mcf)	**$ 9.13**	$ 7.06	$ 7.00	$ 4.32	$ 5.80
Natural gas liquids ($/bbl)	**$ 50.42**	$ 40.24	$ 33.65	$ 26.59	$ 29.59
Oil equivalent (boe/d)	**$ 54.96**	$ 42.14	$ 40.42	$ 27.50	$ 34.48
Proved plus probable reserves – Company interest[2]					
Oil and natural gas liquids (mbbl)	**19,308**	18,783	15,236	11,893	12,044
Natural gas (bcf)	**373.5**	307.6	253.0	210.0	210.8
Oil equivalent (mboe)	**81,558**	70,052	57,395	46,890	47,171

[1] *2005, 2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.*

[2] Company interest includes working interest plus royalty interests attributable to the Fund.

Trading History

	2005	2004	2003	2002	2001
High	**$ 30.99**	$ 23.98	$ 18.99	$ 15.95	$ 18.70
Low	**$ 22.00**	$ 16.51	$ 14.80	$ 10.00	$ 11.85
Close	**$ 29.15**	$ 21.49	$ 18.64	$ 15.15	$ 13.97
Volume (millions of units)	**53.0**	44.0	37.3	25.0	27.1

Distribution Schedule

Payment Distributions are paid on the 15th of each month. The amount of each distribution is announced by press release in the middle of the month prior to the payment. Distributions are paid in Canadian funds directly to registered unitholders, or to the broker holding the units of non-registered unitholders. The mid-month press release also includes the specifics of both the ex-distribution date and the record date.

Ex-distribution Date To ensure adequate time for the registration of new units by the record date, new purchases must be completed before the "ex-distribution date". The ex-distribution date is typically two business days before the last business day of the month.

Record Date Distributions are paid to all unitholders of record on the last day of the month, which is known as the "record date". All purchases of units must be registered by the record date in order for the unitholder to qualify for that month's distribution.

Taxes

The following tax information is not specific to individual circumstances and unitholders should consult with a tax specialist.

Canada For Canadian tax purposes a portion of each distribution is taxable as "other income" while the remainder is deferred as a return of capital. In 2005, 84.41% was taxable. The return of capital portion is used to reduce the investor's adjusted cost base when units are sold to assist in determining capital gains or losses.

United States For US tax purposes a portion of each distribution is taxable as a "qualified dividend" and the remainder is deferred as a return of capital. The return of capital portion is used to reduce the cost base of the units for calculating capital gains or losses when the units are sold.

Non-resident Withholding Tax Non-residents of Canada will have a non-refundable Canadian government withholding tax applied to all distributions. The withholding tax rate is typically 15% for residents of the US and most European and Commonwealth countries. If your country of residence does not have a tax treaty with Canada the percentage of tax withheld will vary.

See our website www.shiningbank.com for complete tax details.

Calculating Total Return

Total return is calculated using both cash distributions and any increase (or decrease) in the unit price. There is a simple formula for calculating total return. For 2005:

Take the unit price at year-end 2005 and subtract the unit price at year-end 2004. Add 2005 distributions. Then divide by the 2004 year-end price to generate the total return for the year.

Unit price as at	
December 31, 2005	$ 29.15
December 31, 2004	21.49
	7.66
Add 2005 distributions	2.97
	$ 10.63
Total return – Divide by $21.49	49%


0.90
$2.97
($ per unit)
2.50
0.69
2.00
0.69
1.50
Monthly distributions of 23 cents per unit were increased to 30 cents in the fourth quarter to capture a record high spike in gas prices.
1.00
0.69
0.50
Q1
Q2
Q3
Q4
05

2005 Distributions

Distribution Reinvestment Plan

Our Distribution Reinvestment Plan allows Canadian investors to automatically have their monthly distributions reinvested in additional units. Additional contributions of up to $1,000 each month can also be made through the plan.

For more information contact your broker or the Fund's trustee: Computershare 1-800-564-6253 (toll free).

Who to Contact

Administrative questions concerning your units or investment account should be directed first to your broker and then, if necessary, to the trustee of the Fund: Computershare 1-800-564-6253 (toll free).

If you have questions about Shiningbank or would like to receive regular mailings, visit our website at www.shiningbank.com or contact Investor Relations at irinfo@shiningbank.com or call us at 1-866-268-7477 (toll free).


(year end, $ per unit)
$29.15
20
10
Our unit price reflects our history of accretive acquisitions and growth in natural gas prices over the years.
Unit Price History
97 98 99 00 01 02 03 04 05


($ per unit)
$2.97
3.00
1.50
Distributions have aggregated $22.36 since inception.
Distribution History
97 98 99 00 01 02 03 04 05

Shiningbank's Board of Directors is comprised of five independent directors, all with extensive oil and gas industry experience, and the President and CEO. This small but effective Board has the ultimate responsibility for overseeing corporate governance.

Corporate Governance and Your Board of Directors

The underlying principle of corporate governance is the protection of unitholders' interests. In practice, we believe that integrity and professionalism are fundamental to corporate governance and to the Fund's operations. High standards of corporate governance extend to our operations in the field, including best practices for environmental compliance and health and safety. It also extends to our day-to-day dealings with people in our industry, the regulatory, investment and banking communities and, of course, unitholders.

Financial Reporting We are diligent in ensuring transparency in financial reporting, and disciplined in ensuring compliance with securities regulations. We practice full disclosure, and all financial dealings appear on our statements; other than our commodity hedges, there are no "off balance sheet" transactions. Our financial statements are prepared internally, examined by independent auditors and reviewed in detail by the Board's Audit Committee, which is comprised of independent directors.

Workings of the Board Shiningbank's entire Board meets regularly to review financial statements, major acquisitions, the Fund's distribution policy, operations and its strategic direction. Last year the Board as a whole met eight times. Periodically, the independent directors meet without management present to discuss specific issues or strategic direction. The effectiveness of the Board is due to its hands-on nature, and there is frequent dialogue with management to ensure everyone is aware of new or upcoming developments.

Board Committees The Board of Directors has three committees, all comprised of independent directors, which are responsible for reviewing specific aspects of the Fund's operations and bringing recommendations to the Board for approval.

Audit Committee The Audit Committee reviews quarterly and year-end disclosures, meets directly with external auditors, and then issues recommendations to the Board. This committee is also charged with monitoring internal systems and control and the Fund's risk management activities such as hedging and insurance. Each director, and the committee as a whole, has the option of retaining outside lawyers or accountants.

Environmental, Corporate Governance and Reserve Review Committee This committee is responsible for reviewing the year-end reserve evaluation, which is prepared by independent engineers, prior to presentation to the Board for approval. This committee is also responsible for reviewing compliance with environmental regulations, corporate governance legislation and best practices.

Compensation Committee The Compensation Committee provides annual recommendations to the Board concerning reasonable compensation for executives and directors. The committee's recommendations are based on extensive independent research.

Environment, Health & Safety In our daily operations, we demand high standards of environmental performance, and health and safety. The Fund has extensive policies, procedures and training to promote best practices and high standards in all of our field operations. In addition, we evaluate all acquisition targets for environmental issues or liabilities prior to acquiring any property. Our commitment to health and safety can be seen in an excellent safety record.







Arne R. Nielsen
CHAIRMAN

Arne *(far left)* is a pioneer of the Canadian oil and gas industry and a founder of Shiningbank. He has over 50 years experience in the industry including 10 years as President of Mobil Oil Canada Ltd. His contributions have been honoured in many ways including: inductee into the Canadian Petroleum Hall of Fame, an Honorary Doctorate from the University of Alberta, and he was named to a list of Albertans who had an impact on the 20th century.

Warren D. Steckley
DIRECTOR

Warren *(second from left)* combines extensive oil and gas experience with financial and investment expertise. He is currently President and Chief Operating Officer for Barnwell of Canada, Limited, an oil and gas company and wholly-owned subsidiary of Barnwell Industries Inc., a public company that trades on the American Stock Exchange. He is also a director of several private and public oil and gas companies.

Richard W. Clark
DIRECTOR

Richard *(centre)* was Shiningbank's corporate secretary from inception of the Fund in 1996 until joining the Board in mid-2005. He has practiced law since 1991 and currently is a corporate finance/mergers and acquisitions partner with Gowling Lafleur Henderson in Calgary. Richard's main areas of expertise include corporate governance and securities law where he represents oil and gas companies, royalty trusts and income funds.

D. Grant Gunderson
DIRECTOR

Grant *(second from right)* has extensive and varied business experience in the oil and natural gas industry. He has directed corporate and asset evaluations, merger and acquisition activities, business plans and financial reorganizations with such companies as Mobil Oil Canada Ltd., Canadian Superior Oil Ltd. and Bowtex Energy (Canada) Corporation. In these various roles, Grant has worked in both Canada and the United States.

Edward W. Best
DIRECTOR

Ted *(far right)* has 50 years industry experience including being President of the Oil and Gas Division and a director of BP Canada. He has been a consultant in the domestic and international petroleum industry, and a director of a number of senior and junior oil and gas companies. As a retired geologist, Ted is an Honorary Member of the Canadian Society of Petroleum Geologists. He is also an inductee into the Canadian Petroleum Hall of Fame.

Corporate Information

Board of Directors

Head Office

Notice of Meeting

The Annual General Meeting and Special Meeting of the unitholders of Shiningbank Energy Income Fund will be held on Tuesday, May 16, 2006 at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, Canada beginning at 3:00 p.m. MDT. Unitholders are encouraged to attend. Those unable to attend are asked to complete and return their Form of Proxy. See the Proxy Form for voting options.

Our Namesake

The Fund is named after Shiningbank Lake, located west of Edmonton, Alberta, which is close to one of the first properties acquired by the Fund.

The name Shiningbank comes from the Aboriginal word for the lake describing its clay banks that shine like gold in the sun.

Trustee

Auditors

Engineering Consultants

Officers

Legal Counsel



Stock Exchange Listing

SHN.UN

Abbreviations

A Note About BOEs



Financial	Three months ended December 31, 2005	2004	%	Year ended December 31, 2005	2004	%
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 144,539**	$ 82,453	75	**$ 419,663**	$ 307,514	36
Net earnings before income taxes	**49,336**	13,974	253	**107,499**	52,607	104
Future income tax recovery	**(749)**	(74,064)	(99)	**(6,737)**	(86,199)	(92)
Net earnings after income taxes	**50,085**	88,038	(43)	**114,236**	138,806	(18)
Funds flow from operations	**94,181**	47,220	99	**252,764**	174,878	45
Distributions to unitholders	**61,391**	37,390	64	**182,266**	146,360	25
Distributions per Trust Unit	**0.90**	0.69	30	**2.97**	2.76	8
Long term debt	**199,129**	182,147	9	**199,129**	182,147	9
Unitholders' equity	**736,992**	515,944	43	**736,992**	515,944	43



Operations	Three months 2005	2004	%	Year 2005	2004	%
Daily production						
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Average prices (including hedging)						
Oil ($/bbl)	**$ 64.48**	$ 42.61	51	**$ 61.78**	$ 43.14	43
Natural gas ($/mcf)	**$ 11.70**	$ 7.20	63	**$ 9.13**	$ 7.06	29
Natural gas liquids ($/bbl)	**$ 54.83**	$ 43.70	25	**$ 50.42**	$ 40.24	25
Oil equivalent ($/boe)	**$ 67.52**	$ 43.23	56	**$ 54.96**	$ 42.14	30



Unit Trading	Three months 2005	2004	%	Year 2005	2004	%
Units traded (thousands)	**16,826**	12,715	32	**52,965**	44,001	20
Value traded ($ thousands)	**$ 450,590**	$ 277,894	62	**$ 1,273,646**	$ 865,687	47
Unit price						
High	**$ 30.99**	$ 23.98		**$ 30.99**	$ 23.98	
Low	**$ 22.00**	$ 20.01		**$ 19.60**	$ 16.51	
Close	**$ 29.15**	$ 21.49		**$ 29.15**	$ 21.49	
Units outstanding (thousands, end of year)	**68,186**	54,141		**68,186**	54,141	


ROFIT

SHININGBANK
ENERGY INCOME FUND

Financial Report 2005

For the three months and years ended December 31, 2005 and 2004

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months and year ended December 31, 2005. This information is provided as of February 28, 2006. The fourth quarter and year-end results have been compared with the corresponding periods in 2004. Certain comparative figures have been restated to reflect the accounting changes described in note 3 to the consolidated financial statements. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes. These financial statements and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

49% total return in 2005 •

$7.66 growth in unit price •

$2.97 cash distributions •

Total return includes cash distributions and growth in the unit price. See page 26 for how to calculate total return.

Total Return 2005

Results of Operations

Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Natural gas % of production	**76%**	72%	4	**74%**	72%	2

Daily production for the fourth quarter averaged 23,288 boe/d, up 12% from the same period last year. 2005 daily production averaged 20,876 boe/d, 5% higher than in 2004. Natural gas accounted for all of the volume increases, while oil and NGL production declined slightly in both periods due to natural declines and the Fund's emphasis on natural gas.

The growth in natural gas volumes resulted from two corporate acquisitions: the Blizzard Energy Inc. ("Blizzard") acquisition for $269.3 million, including $43.9 million in working capital deficiency, which closed August 2, 2005; and the $31.9 million purchase of Outlook Energy Corp. ("Outlook") which closed June 21, 2005. The combined purchases contributed 18% to fourth quarter 2005 production and 9% to 2005 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 15% per year. Additional production volumes from drilling activities, originally anticipated to be onstream in late 2005, did not materialize due to delays caused by weather and regulatory backlogs. Production for 2006 is anticipated to average 22,500 to 23,000 boe/d.

Pricing – Including Hedging Activity

	Three months ended December 31,					Year ended December 31,				
		2005		2004	%		**2005**		2004	%
Average Prices – Including Hedging										
Oil ($/bbl)	**$**	**64.48**	$	42.61	51	**$**	**61.78**	$	43.14	43
Natural gas ($/mcf)	**$**	**11.70**	$	7.20	63	**$**	**9.13**	$	7.06	29
Natural gas liquids ($/bbl)	**$**	**54.83**	$	43.70	25	**$**	**50.42**	$	40.24	25
Oil equivalent ($/boe)	**$**	**67.52**	$	43.23	56	**$**	**54.96**	$	42.14	30
Benchmark Prices										
WTI (US$/bbl)	**$**	**60.02**	$	48.28	24	**$**	**56.56**	$	41.40	37
AECO natural gas (Cdn$/mcf)	**$**	**11.68**	$	7.08	65	**$**	**8.48**	$	6.79	25

Natural Gas

Shiningbank's realized natural gas prices averaged $11.70/mcf for the quarter, 63% higher than fourth quarter 2004. For the full year, the average price was up 29% at $9.13/mcf. Hedging decreased the realized gas price by $0.36/mcf for the quarter and $0.15/mcf for the year. This compares with a 2004 hedging loss of $0.11/mcf for the quarter and $0.07/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in the fourth quarter due to a reduction in daily versus monthly index gas prices in November. This variation is not expected to continue into 2006 but could occur again in periods of rapidly weakening daily prices. Benchmark futures prices remain high with prices for the rest of 2006 averaging over $7.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $64.48/bbl, up 51% from fourth quarter 2004. Realized oil prices for the year were $61.78/bbl, 43% higher than in 2004. Hedging reduced the realized price by $1.13/bbl for the quarter and $1.08/bbl for the year, compared with 2004 hedging losses of $8.36/bbl for the quarter and $5.46/bbl for the year.

The benchmark West Texas Intermediate ("WTI") price averaged 24% higher for the fourth quarter and 37% higher for the year than the comparable periods in 2004. Oil prices are expected to remain high in US dollar terms, with many analysts expecting WTI to average over US$60.00/bbl in 2006. Benchmark futures prices for the rest of 2006 at the time of writing were over US$65.00/bbl.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 25% higher than in fourth quarter 2004 at $54.83/bbl, and 25% higher for the full year at an average $50.42/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In fourth quarter 2005, the Fund's NGL prices averaged 84%, slightly higher than usual due to a strong market in November.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2005, the Fund hedged an average of 17% of total gas production (26% – 2004) and 30% of total oil production (39% – 2004). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

	Three months ended December 31,				Year ended December 31,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 14,613**	**10**	$ 11,731	14	**$ 53,830**	**13**	$ 42,352	14
Natural gas	**118,031**	**82**	60,850	74	**315,448**	**75**	226,040	74
Natural gas liquids	**15,803**	**11**	13,102	15	**55,260**	**13**	46,019	15
Other income (loss)	**(121)**	**–**	(398)	–	**916**	**–**	91	–
Gas hedging	**(3,536)**	**(3)**	(909)	(1)	**(4,860)**	**(1)**	(2,229)	(1)
Oil hedging	**(251)**	**–**	(1,923)	(2)	**(931)**	**–**	(4,759)	(2)
	$ 144,539	**100**	$ 82,453	100	**$ 419,663**	**100**	$ 307,514	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	2005/2004	2005/2004
Oil and natural gas liquids		
Volume decrease	$ (825)	$ (2,571)
Price increase	8,080	27,118
Net increase	$ 7,255	$ 24,547
Natural gas		
Volume increase	$ 10,585	$ 16,396
Price increase	43,969	70,381
Net increase	$ 54,554	$ 86,777

Royalties

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Total royalties, net (000s)	**$ 29,154**	$ 19,159	52	**$ 88,078**	$ 63,930	38
As a % of revenue	**20.2%**	23.2%	(13)	**21.0%**	20.8%	1
Per boe	**$ 13.61**	$ 10.00	36	**$ 11.56**	$ 8.76	32

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was slightly higher in 2005 mainly due to a one-time credit received in the third quarter of 2004 relating to 2003 Crown royalties. Increasing production from the Sousa area, where the Fund has lower royalty rates, slightly reduced the overall rate in the fourth quarter and should reduce rates in 2006. The Fund expects royalty rates to average 21.5% for 2006.

Transportation Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Transportation costs (000s)	**$ 1,662**	$ 1,186	40	**$ 5,304**	$ 5,550	(4)
Per boe	**$ 0.78**	$ 0.62	26	**$ 0.70**	$ 0.76	(8)

On a boe basis, fourth quarter transportation costs increased 26% from 2004 as a result of prior quarter adjustments flowing through fourth quarter 2005. The 8% year over year decrease resulted from lower pricing and the termination of certain unutilized transportation service commitments early in 2005. These terminations did not impact the Fund's ability to market its production. Transportation costs are expected to average $0.80/boe in 2006.

Operating Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Operating costs (000s)	**$ 13,290**	$ 11,465	16	**$ 53,045**	$ 48,692	9
Per boe	**$ 6.20**	$ 5.98	4	**$ 6.96**	$ 6.67	4

Operating costs on a boe basis increased 4% from 2004 for both periods due to higher field and plant maintenance costs in most areas, and extra costs associated with flooding in southern Alberta during the second quarter. This was partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to average $7.25/boe in 2006.

Operating Netbacks

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2005**	2004	%	**2005**	2004	%
Natural Gas Wells						
Oil and natural gas sales	**$ 69.34**	$ 44.46	56	**$ 55.14**	$ 42.89	29
Hedging loss	**(1.81)**	(1.22)	48	**(0.74)**	(0.78)	(5)
Royalties	**(13.64)**	(10.09)	35	**(11.52)**	(8.83)	30
Transportation costs	**(0.82)**	(0.64)	28	**(0.74)**	(0.79)	(6)
Operating costs	**(5.98)**	(5.59)	7	**(6.43)**	(6.29)	2
Operating netbacks	**$ 47.09**	$ 26.92	75	**$ 35.71**	$ 26.20	36
Oil Wells						
Oil and natural gas sales	**$ 68.67**	$ 49.85	38	**$ 61.99**	$ 47.10	32
Hedging loss	**(1.28)**	(7.54)	(83)	**(1.03)**	(4.45)	(77)
Royalties	**(13.26)**	(8.07)	64	**(11.95)**	(7.55)	58
Transportation costs	**(0.17)**	(0.15)	13	**(0.17)**	(0.16)	6
Operating costs	**(8.95)**	(14.29)	(37)	**(12.78)**	(14.15)	(10)
Operating netbacks	**$ 45.01**	$ 19.80	127	**$ 36.06**	$ 20.79	73
All Wells						
Oil and natural gas sales	**$ 69.29**	$ 44.71	55	**$ 55.72**	$ 43.10	29
Hedging loss	**(1.77)**	(1.48)	20	**(0.76)**	(0.96)	(21)
Other income (loss)	**(0.06)**	(0.21)	(71)	**0.12**	0.01	1,100
Royalties	**(13.61)**	(10.00)	36	**(11.56)**	(8.76)	32
Transportation costs	**(0.78)**	(0.62)	26	**(0.70)**	(0.76)	(8)
Operating costs	**(6.20)**	(5.98)	4	**(6.96)**	(6.67)	4
Operating netbacks	**$ 46.87**	$ 26.42	77	**$ 35.86**	$ 25.96	38

Total operating netback increased 77% quarter over quarter and 38% year over year due mainly to higher commodity prices. This was partially offset by higher royalty and operating costs.

General and Administrative Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
General and administrative costs (000s)	**$ 4,216**	$ 1,686	150	**$ 10,244**	$ 6,681	53
Per boe	**$ 1.97**	$ 0.88	124	**$ 1.34**	$ 0.92	46
Per average Trust Unit	**$ 0.06**	$ 0.03	100	**$ 0.17**	$ 0.13	31

General and administrative costs on a boe basis increased 124% from fourth quarter 2004 and 46% year over year. These increases were due to higher activity levels related to acquisitions and development activities, increasing costs due to additional regulatory requirements and significant pressure on salary and benefit costs in a very competitive environment for staff. At year end, Shiningbank had 55 full-time employees and 25 full-time and part-time consultants at its head office. Field and production staff consisted of three production superintendents, 17 full-time employees and 52 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2006 are expected to trend upward to approximately $1.40/boe.

Interest on Long Term Debt

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Interest on long term debt (000s)	**$ 2,031**	$ 1,759	15	**$ 8,423**	$ 6,159	37
Per boe	**$ 0.95**	$ 0.92	3	**$ 1.11**	$ 0.84	32
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.14**	$ 0.12	17

Interest expense per average Trust Unit remained consistent with fourth quarter 2004 and increased 17% for the year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense in 2006 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

Depletion, Depreciation and Accretion

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Depletion, depreciation and accretion (000s)	**$ 43,915**	$ 32,035	37	**$ 142,370**	$ 118,547	20
Per boe	**$ 20.50**	$ 16.71	23	**$ 18.68**	$ 16.25	15

Depletion, depreciation and accretion per boe rose 23% for the fourth quarter and 15% year over year. These increases were primarily related to the effect of the acquisitions in 2004 and 2005.

Trust Unit Incentive Compensation

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Trust Unit incentive compensation (000s)	**$ 641**	$ 333	92	**$ 2,506**	$ 1,263	98
Per boe	**$ 0.30**	$ 0.17	76	**$ 0.33**	$ 0.17	94

During 2005, eight new issues aggregating 847,500 Trust Unit rights were granted (2004 – six issues aggregating 580,000). No new issues were granted during the fourth quarter (2004 – one issue aggregating 15,000). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2005 expense of $641,000 (2004 – $333,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in fourth quarter 2005. During the year, the total expense was $2.5 million (2004 – $1.3 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Internalization of Management Contract

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Internalization of management contract (000s)	**$ 205**	$ 1,307	(84)	**$ 1,309**	$ 3,511	(63)
Per boe	**$ 0.10**	$ 0.68	(85)	**$ 0.17**	$ 0.48	(65)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2005, $205,000 (2004 – $1.3 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $1.3 million was expensed (2004 – $3.5 million).

Taxes

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Capital and large corporation taxes (000s)	**$ 89**	$ (451)	(120)	**$ 885**	$ 574	54
Future income tax recovery (000s)	**$ (749)**	$ (74,064)	(99)	**$ (6,737)**	$ (86,199)	(92)
Per boe	**$ (0.31)**	$ (38.88)	(99)	**$ (0.76)**	$ (11.74)	(94)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

During fourth quarter 2004, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired through the acquisition of Birchill Resources Limited ("Birchill"). The change eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of the acquired partnership.

As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter of 2004 in accordance with Canadian GAAP. This increased earnings for 2004 by $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected by increased depletion charges as future income taxes were recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced 2004 earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in fourth quarter 2004.

Net Earnings

The following table sets out changes in net earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Net earnings before income taxes (000s)	**$ 49,366**	$ 13,974	253	**$ 107,499**	$ 52,607	104
Per Trust Unit – basic	**$ 0.72**	$ 0.26	177	**$ 1.80**	$ 1.01	78
– diluted	**$ 0.71**	$ 0.25	184	**$ 1.77**	$ 0.99	79
Net earnings after income taxes (000s)	**$ 50,085**	$ 88,038	(43)	**$ 114,236**	$ 138,806	(18)
Per Trust Unit – basic	**$ 0.73**	$ 1.62	(55)	**$ 1.91**	$ 2.66	(28)
– diluted	**$ 0.72**	$ 1.60	(55)	**$ 1.88**	$ 2.61	(28)

Distributions to Unitholders

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45
Capital expenditures	**(31,350)**	(13,323)	135	**(81,772)**	(56,339)	45
Asset retirement expenditures	**(619)**	(208)	198	**(1,497)**	(684)	119
Working capital adjustments	**(821)**	3,701	(122)	**12,771**	28,505	(55)
Distributions to unitholders	**$ 61,391**	$ 37,390	64	**$ 182,266**	$ 146,360	25
Distributions per Trust Unit	**$ 0.90**	$ 0.69	30	**$ 2.97**	$ 2.76	8
Trust Units outstanding, end of period	**68,186**	54,141	26	**68,186**	54,141	26
Payout ratio	**65%**	79%		**72%**	84%	

Total distributions to unitholders increased 64% for the fourth quarter and 25% for full-year 2005. Both increases were attributable to improved funds flow due to large gains in commodity pricing. The increase in the number of Trust Units outstanding and larger deductions for capital expenditures offset the higher funds flow. The Fund paid out 65% of its funds flow for fourth quarter 2005, and 72% for full-year 2005. Total accumulated Trust Unit distributions were $690.2 million.

On a per Trust Unit basis, distributions increased 30% for fourth quarter 2005 to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and continued strength in natural gas prices. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Cash flow from operating activities	**$ 81,319**	$ 41,829	94	**$ 205,470**	$ 152,903	34
Change in non-cash working capital	**12,243**	5,183	136	**45,797**	21,291	115
Asset retirement expenditures	**619**	208	198	**1,497**	684	119
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

	($000s)	Per Trust Unit
US $1 per bbl	$ 1,500	$ 0.02
Cdn $0.25 per mcf	$ 8,200	$ 0.12
US $0.01 exchange	$ 970	$ 0.01
100 bbl/d	$ 2,500	$ 0.03
1 mmcf/d	$ 3,600	$ 0.06
1% prime rate	$ 2,000	$ 0.03

Income Tax Information

In 2005, 84.41% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 15.59% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2005 and the implications for Canadian taxpayers are shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2004	January 15, 2005	$ 0.23	$ 0.1941	$ 0.0359
January 31, 2005	February 15, 2005	0.23	0.1941	0.0359
February 28, 2005	March 15, 2005	0.23	0.1941	0.0359
March 31, 2005	April 15, 2005	0.23	0.1941	0.0359
April 30, 2005	May 15, 2005	0.23	0.1941	0.0359
May 31, 2005	June 15, 2005	0.23	0.1941	0.0359
June 30, 2005	July 15, 2005	0.23	0.1941	0.0359
July 31, 2005	August 15, 2005	0.23	0.1941	0.0359
August 31, 2005	September 15, 2005	0.23	0.1941	0.0359
September 30, 2005	October 15, 2005	0.23	0.1941	0.0359
October 31, 2005	November 15, 2005	0.23	0.1941	0.0359
November 30, 2005	December 15, 2005	0.30	0.2532	0.0468
Total		$ 2.83	$ 2.3883	$ 0.4417

[1] *Distributions for income tax purposes are based on cash received during 2005 rather than accrual-based income reported elsewhere in this report.*

For US unitholders, 86.79% of distributions were taxable in 2005. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

Annual Financial Information

(000s except per Trust Unit amounts)	2005	2004	2003 Restated
Oil and natural gas sales	**$ 419,663**	$ 307,514	$ 247,207
Net earnings before income taxes	**107,499**	52,607	51,232
Per Trust Unit – basic	**1.80**	1.01	1.23
– diluted	**1.77**	0.99	1.21
Net earnings after income taxes	**114,236**	138,806	63,954
Per Trust Unit – basic	**1.91**	2.66	1.54
– diluted	**1.88**	2.61	1.51
Total assets	**1,169,580**	826,797	614,149
Total long term debt	**199,129**	182,147	121,691
Property acquisitions	**28,389**	2,615	156,829
Corporate acquisitions	**256,859**	177,067	–
Capital expenditures	**81,772**	56,339	22,931
Funds flow from operations	**252,764**	174,878	136,038
Per weighted average Trust Unit	**4.23**	3.35	3.27
Distributions to unitholders	**182,266**	146,360	122,287
Per Trust Unit	**2.97**	2.76	2.85
Payout ratio	**72%**	84%	90%
Trust Units outstanding	**68,186**	54,141	44,343
Weighted average	**59,711**	52,209	41,595

Shiningbank's growth has been driven by acquisitions. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed the large corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge Explorations Ltd. In 2005, the Fund completed the major corporate acquisitions of Blizzard and Outlook. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 74% of the Fund's 2005 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings. In 2004 and again in 2005, the same combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. Earnings increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring.

Quarterly Information

(000s except per Trust Unit amounts)	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and natural gas sales	**$ 144,539**	**$ 111,763**	**$ 83,222**	**$ 80,139**
Net earnings before income taxes	**49,336**	**28,259**	**17,015**	**12,889**
Per Trust Unit – basic	**0.72**	**0.46**	**0.31**	**0.24**
– diluted	**0.71**	**0.46**	**0.31**	**0.23**
Net earnings after income taxes	**50,085**	**30,995**	**18,781**	**14,375**
Per Trust Unit – basic	**0.73**	**0.51**	**0.34**	**0.26**
– diluted	**0.72**	**0.50**	**0.34**	**0.26**
Funds flow from operations	**94,181**	**67,721**	**46,353**	**44,509**
Per weighted average Trust Unit	**1.38**	**1.11**	**0.85**	**0.81**
Distributions to unitholders	**61,391**	**45,750**	**37,628**	**37,497**
Per Trust Unit	**0.90**	**0.69**	**0.69**	**0.69**
Payout ratio	**65%**	**68%**	**81%**	**84%**
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Oil and natural gas sales	$ 82,453	$ 74,713	$ 80,723	$ 69,625
Net earnings before income taxes	13,974	12,297	12,851	13,485
Per Trust Unit – basic	0.26	0.24	0.24	0.29
– diluted	0.25	0.23	0.24	0.28
Net earnings after income taxes	88,038	15,900	16,072	18,796
Per Trust Unit – basic	1.62	0.30	0.30	0.40
– diluted	1.60	0.29	0.29	0.39
Funds flow from operations	47,220	42,924	45,190	39,544
Per weighted average Trust Unit	0.87	0.80	0.84	0.84
Distributions to unitholders	37,390	37,226	36,977	34,767
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	79%	87%	82%	88%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Birchill in second quarter 2004, the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2005 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third quarter 2005. Oil prices increased substantially in late 2004 and continued to rise in 2005. Distributions per Trust Unit increased 30% in fourth quarter 2005 to $0.30 from $0.23 based on stable production volumes and high commodity prices, particularly for natural gas. The increase in funds flow from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs of Acquisitions and Development

During second quarter 2005, Shiningbank acquired all the outstanding shares of Outlook for $31.9 million. In its largest acquisition to date, Shiningbank acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $269.3 million, including $43.9 million in working capital deficiency, during third quarter 2005.

A total of $31.4 million was spent on drilling and new facilities during the fourth quarter ($13.3 million in 2004) and $81.8 million for the full year ($56.3 million in 2004). Funds flow funded all of the fourth quarter capital expenditures and $70.5 million of the full year expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan of $8.3 million and bank debt drawdown of $3.0 million.

A total of 104 wells (32.9 net) were drilled in 2005, 91 (28.2 net) of which were successful gas wells, 11 (4.5 net) were successful oil wells and two (0.2 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 33 wells resulting in 23 successful wells in which Shiningbank retained royalty or working interests at no cost to the Fund.

In 2006, the Fund plans to spend approximately $90 million on drilling, new facilities and maintenance capital. This will be funded through a combination of funds flow and debt financing.

Net Asset Value

(000s except per Trust Unit amounts)	Discount factor 8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,236,548	$ 1,158,674	$ 1,092,336
Probable	408,025	356,983	316,377
Undeveloped lands	82,693	82,693	82,693
Working capital deficiency	(35,590)	(35,590)	(35,590)
Total assets	1,691,676	1,562,760	1,455,816
Long term debt	(199,129)	(199,129)	(199,129)
Net asset value	$ 1,492,547	$ 1,363,631	$ 1,256,687
Trust Units outstanding at December 31, 2005	68,186	68,186	68,186
Net asset value per Trust Unit at December 31, 2005	**$ 21.89**	**$ 20.00**	**$ 18.43**

[1] The present value of reserves is calculated based on the reserves estimates and price forecast prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2005 evaluation.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2005, the NAV per unit was $20.00, discounted at 10%, despite payment of over $22 per unit in distributions over nine years. That level of per unit growth indicates that unitholders have not been diluted.

Long Term Debt

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $199.1 million was drawn at December 31, 2005. This facility was increased from $250 million on August 2, 2005 as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to funds flow ratio at year end was 0.5:1 based on fourth quarter annualized funds flow.

Unitholders' Equity

On August 2, 2005, the Fund issued 8,837,793 Trust Units at $20.12 each to Blizzard shareholders as part of the Blizzard acquisition. On September 28, 2005, the Fund issued 4,100,000 Trust Units at $24.45 to repay bank indebtedness incurred in connection with the Blizzard and Outlook acquisitions. An additional 128,023 Trust Units were issued during the fourth quarter (704,899 full-year 2005) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 28, 2006, the Fund had 68,349,351 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2005, the exchange rate was 1.44988 Trust Units for each Exchangeable Share.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by six Canadian chartered banks, which provide sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

Contractual Obligations

		Payments Due by Period			
(000s)	**Total**	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 199,129**	$ –	$ 199,129	$ –	$ –
Operating leases	**11,131**	1,790	4,994	4,347	–
Pipeline transportation	**3,442**	1,144	2,289	9	–
Total obligations	**$ 213,702**	$ 2,934	$ 206,412	$ 4,356	$ –

[1] Assumes that the revolving credit facility is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, debt financing and periodic equity financing.

Impact of New Accounting Policies

Non-Controlling Interest

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

Financial Reporting

During 2004 and 2005, there were some changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

Asset Retirement Obligations

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

Hedging Relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

Related Party Transactions

During 2005, Shiningbank paid $1.0 million for legal services (2004 – $1.1 million) provided by a firm in which a current director is a partner, $29,000 of which was outstanding at December 31, 2005. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Business Risks

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

Market Risks

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar versus the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

Environmental Risks

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Political and Legal Risks

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure related thereto;
- Changes in income tax laws which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and,
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Operating Risks

Field Operations

Oil and gas production activities carry a number of inherent risks including production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policy to minimize impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $20 million require Board of Directors' review and approval.

Management's Report

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Fund's financial position, results of operations and cash flow, within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

The financial statements have been examined by external auditors. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of the Fund.

The Audit Committee of the Board of Directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

Auditors' Report

To the Unitholders of Shiningbank Energy Income Fund

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada

February 28, 2006

Consolidated Balance Sheets

December 31 ($ thousands)	2005	2004
Assets		
Current assets		
Accounts receivable	**$ 76,945**	$ 50,712
Prepaid expenses	**6,747**	4,471
	83,692	55,183
Fixed assets (note 5)		
Petroleum and natural gas properties and equipment	**1,539,488**	1,133,426
Accumulated depletion and depreciation	**(505,150)**	(364,814)
	1,034,338	768,612
Goodwill	**51,124**	1,710
Other assets	**426**	1,292
	$ 1,169,580	$ 826,797
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 78,332**	$ 40,268
Trust Unit distributions payable	**40,950**	24,930
	119,282	65,198
Long term debt (note 7)	**199,129**	182,147
Future income taxes (note 8)	**83,829**	33,266
Asset retirement obligation (note 6)	**30,348**	30,242
Unitholders' equity		
Trust Units (note 9)	**996,855**	706,954
Exchangeable Shares (note 9)	**4,248**	7,019
Contributed surplus (note 9)	**3,364**	1,416
Deficit	**(267,475)**	(199,445)
	736,992	515,944
Commitments and contingencies (note 13)		
	$ 1,169,580	$ 826,797

See accompanying notes to the consolidated financial statements

Approved on behalf of Shiningbank Energy Income Fund by its administrator, Shiningbank Energy Ltd.

Director

Director

Consolidated Statements of Earnings and Deficit

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2005	2004
Revenues		
Oil and natural gas sales	$ 419,663	$ 307,514
Royalties	88,078	63,930
	331,585	243,584
Expenses		
Transportation	5,304	5,550
Operating	53,045	48,692
General and administrative	10,244	6,681
Interest on long term debt	8,423	6,159
Depletion, depreciation and accretion	142,370	118,547
Trust Unit incentive compensation (note 9)	2,506	1,263
Internalization of management contract (note 12)	1,309	3,511
	223,201	190,403
Earnings before taxes	108,384	53,181
Capital and large corporation taxes (note 8)	885	574
Future income tax recovery (note 8)	(6,737)	(86,199)
Net earnings	$ 114,236	$ 138,806
Deficit, beginning of year	(199,445)	(191,891)
Distributions to unitholders	(182,266)	(146,360)
Deficit, end of year	$ (267,475)	$ (199,445)
Net earnings per Trust Unit (note 9)		
Basic	$ 1.91	$ 2.66
Diluted	$ 1.88	$ 2.61

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Year Ended December 31 ($ thousands)	2005	2004
Operating activities		
Net earnings	**$ 114,236**	$ 138,806
Items not requiring cash		
Depletion, depreciation and accretion	**142,370**	118,547
Internalization of management contract	**1,309**	2,693
Trust Unit incentive compensation	**2,506**	1,263
Gain on sale of other assets	**(920)**	(232)
Future income tax recovery	**(6,737)**	(86,199)
Funds flow from operations	**252,764**	174,878
Asset retirement expenditures	**(1,497)**	(684)
Change in non-cash working capital (note 10)	**(45,797)**	(21,291)
	205,470	152,903
Financing activities		
Increase in long term debt	**16,982**	60,456
Distributions to unitholders	**(182,266)**	(146,360)
Issue of Trust Units	**107,447**	155,327
	(57,837)	69,423
Change in non-cash working capital (note 10)	**16,020**	4,502
	(41,817)	73,925
Investing activities		
Property acquisitions	**(28,389)**	(2,615)
Corporate acquisitions (note 4)	**(79,043)**	(177,067)
Capital expenditures	**(81,772)**	(56,339)
Long term investments	**–**	(23)
Proceeds on sale of properties	**13,061**	3,496
Proceeds on sale of other assets	**1,486**	1,000
	(174,657)	(231,548)
Change in non-cash working capital (note 10)	**11,004**	4,720
	(163,653)	(226,828)
Change in cash	**$ –**	$ –
Cash, beginning of year	**–**	–
Cash, end of year	**$ –**	$ –

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004 (Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Organization

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. Operations commenced on July 1, 1996. The beneficiaries of the Fund are the holders (the "unitholders") of trust units (the "Trust Units").

The business of the Fund is carried on by Shiningbank Energy Ltd. (the "Corporation") and Shiningbank Limited Partnership ("SLP"). The Fund owns, directly and indirectly, 100% of the common shares [excluding the Exchangeable Shares – see note 9 (c)] of the Corporation and 100% of the units of SLP. The activities of the Corporation and SLP are financed through interest bearing notes from the Fund and third party debt as described in the notes to the financial statements.

Pursuant to the terms of an agreement (the "Royalty Agreement"), the Fund is entitled to a payment from the Corporation and SLP each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed 99% of certain deductible expenditures (as defined). Under the terms of the Royalty Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures and to repay third party debt of the Corporation and SLP.

The Fund may declare payable to the unitholders all or any part of the net income of the Fund earned from interest income on the notes and from the income generated under the Royalty Agreement, less any expenses of the Fund.

On June 21, 2005, the Fund acquired all of the shares of Outlook Energy Corp. ("Outlook") through the Corporation. On August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement. Also on August 2, 2005, the Corporation, Outlook and Blizzard were amalgamated, continuing as Shiningbank Energy Ltd.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. Significant Accounting Policies

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future fund flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

2. Significant Accounting Policies *(continued)*

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, Shiningbank Operating Trust, Shiningbank Holdings Corporation ("SHC") and 1130243 Alberta Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted fund flows expected from the production of proved reserves, the lower of cost and market of unproved properties excluded from the depletion base and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted fund flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The fund flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate [see note 5 (a)].

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligation

Shiningbank recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability increases and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to unitholders.

2. Significant Accounting Policies *(continued)*

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or fund flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic net earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. Change in Accounting Policies

(a) Asset retirement obligation

Effective January 1, 2004, Shiningbank adopted Canadian Institute of Chartered Accountants handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

The estimated asset retirement obligation is based upon the Fund's net ownership interest in each area, estimated costs to abandon and reclaim wells and facilities in the area, and the anticipated timing of such expenditures.

(b) Hedging relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" that establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

4. Corporate Acquisitions

(a) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $225.4 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date.

Fair value of 8,837,793 Shiningbank Trust Units	$	**177,816**
Cash consideration		**46,600**
Related fees and expenses		**1,001**
Cost of acquisition	$	**225,417**
Working capital deficiency	$	**(43,852)**
Deferred marketing contract		**(400)**
Future income taxes		**(49,400)**
Asset retirement obligation		**(2,802)**
Goodwill		**41,631**
Petroleum and natural gas properties and equipment		**280,240**
Total consideration	$	**225,417**

(b) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date.

Cash consideration	$	**31,210**
Related fees and expenses		**232**
Cost of acquisition	$	**31,442**
Working capital deficiency	$	**(496)**
Future income taxes		**(7,900)**
Asset retirement obligation		**(806)**
Goodwill		**7,783**
Petroleum and natural gas properties and equipment		**32,861**
Total consideration	$	**31,442**

4. Corporate Acquisitions *(continued)*

(c) Acquisition of Birchill Resources Limited

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Birchill Resources Limited ("Birchill") for $170.1 million. The transaction closed on March 8, 2004. The acquisition was accounted for by the purchase method and the results of operations of Birchill are included in the accounts from the closing date. Birchill and the Corporation were subsequently amalgamated.

Cash consideration	$	169,639
Related fees and expenses		463
Cost of acquisition	$	170,102
Working capital deficiency	$	(5,724)
Future income taxes		(66,700)
Asset retirement obligation		(3,028)
Petroleum and natural gas properties and equipment		245,554
Total consideration	$	170,102

(d) Acquisition of Good Ridge Explorations Ltd.

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd. ("Good Ridge") for $7.0 million. The transaction closed on March 5, 2004. The acquisition was accounted for by the purchase method and the results of operations of Good Ridge are included in the accounts from the closing date. Good Ridge and the Corporation were subsequently amalgamated.

Cash consideration	$	6,935
Related fees and expenses		30
Cost of acquisition	$	6,965
Working capital	$	578
Future income taxes		(2,201)
Asset retirement obligation		(147)
Goodwill		1,710
Petroleum and natural gas properties and equipment		7,025
Total consideration	$	6,965

5. Fixed Assets

(a) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of fixed assets. Escalated future prices were obtained from third parties and adjusted for commodity differentials specific to the Fund. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2005.

	Oil		Gas	
Year	WTI US$/bbl	Edmonton Light C$/bbl	AECO C$/mmbtu	Alberta Reference C$/mmbtu
2006	$ 60.00	$ 69.57	$ 10.54	$ 10.30
2007	57.50	66.61	9.52	9.30
2008	55.00	63.64	8.32	8.13
2009	52.50	60.68	7.71	7.52
2010	50.00	57.72	7.10	6.90
2011	47.50	54.76	7.24	7.04
2012	48.45	55.85	7.39	7.18
2013	49.42	56.97	7.53	7.33
2014	50.41	58.11	7.68	7.47
2015	51.42	59.27	7.84	7.62
Thereafter	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum

(b) Depletion

The Fund does not exclude any value for undeveloped land in the depletion calculation. The depletion calculation does include future development costs of $57.2 million.

6. Asset Retirement Obligation

Undiscounted expenditures totalling $45.4 million are expected to be made over the next 30-40 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligation.

The Fund's asset retirement obligation is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Carrying amount, beginning of year	**$ 30,242**	$ 26,524
Liability incurred during the year, net of dispositions and adjustments	**(4,120)**	(963)
Settlement of liability during the year	**(1,497)**	(684)
Acquisitions during the year	**3,608**	3,175
Accretion expense	**2,115**	2,190
Carrying amount, end of year	**$ 30,348**	$ 30,242

7. Long Term Debt

The Corporation maintains a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $199.1 million was drawn at December 31, 2005. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 28, 2006.

8. Income Taxes

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the earnings before income taxes. This difference results from the following items:

	2005	2004
Income before income tax	**$ 108,384**	$ 53,181
Combined federal and provincial tax rate	**37.62%**	38.62%
Expected tax	**40,774**	20,539
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	**5,700**	3,500
Other	**833**	2,901
Internalization of management contract	**500**	1,400
Internal restructuring	**–**	(78,400)
Change in tax rate	**(100)**	(3,100)
Resource allowance	**(3,400)**	(1,800)
Non-taxable portion of net income	**(51,044)**	(31,239)
Future income tax recovery	**(6,737)**	(86,199)
Capital and large corporation taxes	**885**	574
Income and capital taxes	**$ (5,852)**	$ (85,625)

The components of the future income tax liability for the Corporation and SHC at December 31, are as follows:

	2005	2004
Future income taxes:		
Oil and natural gas properties	**$ 101,729**	$ 49,151
Asset retirement obligation	**(9,153)**	(9,084)
Non-capital losses	**(3,465)**	(4,383)
Other	**(5,282)**	(2,418)
	$ 83,829	$ 33,266

The non-capital losses expire as follows: 2006 – $4.3 million; 2007 – $113,000; 2008 – $4.7 million and 2009 – $6.1 million. For the entities not subject to tax, the net difference between the tax bases and the reported amount is $107.5 million.

9. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2005		2004	
	Number	**Amount**	Number	Amount
Balance, beginning of year	**54,140,619**	**$ 706,954**	44,343,415	$ 550,267
Issued on acquisition [note 4(a)]	**8,837,793**	**177,816**	–	–
Issued for cash	**4,100,000**	**100,245**	8,800,000	149,600
Issued on conversion of Exchangeable Shares	**402,887**	**4,080**	82,500	941
Issued for cash under Distribution Reinvestment Plan	**355,498**	**8,302**	296,538	5,846
Issued on exercise of rights	**349,401**	**4,451**	618,166	8,024
Less: Commissions and issue costs		**(5,551)**		(8,143)
Transfer from contributed surplus on exercise of rights		**558**		419
Balance, end of year	**68,186,198**	**$ 996,855**	54,140,619	$ 706,954

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction (see note 12). The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2005, 151,549 (2004 – 353,614) Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of an escrow agreement. The number of Trust Units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is adjusted by the distributions paid to unitholders divided by the 10-day weighted average unit price preceding the record date. The Exchangeable Shares are not eligible for distributions.

	2005		2004	
	Number	**Amount**	Number	Amount
Balance, beginning of year	**263,482**	**$ 7,019**	126,290	$ 5,267
Released from escrow	**202,065**	**–**	202,064	–
Conversion of Exchangeable Shares	**(281,221)**	**(4,080)**	(64,872)	(941)
Amortization of deferred portion		**1,309**		2,693
Balance, end of year	**184,326**	**$ 4,248**	263,482	$ 7,019
Exchange ratio, end of year	**1.44988**		1.32647	
Trust Units issuable upon conversion of non-escrowed shares	**267,251**		349,501	
Trust Units issuable upon conversion of 151,549 escrowed shares	**219,728**		469,058	
Total Trust Units issuable upon conversion of all shares	**486,979**		818,559	

9. Trust Units *(continued)*

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,995,692 Trust Units have been reserved for issuance under the plan, of which 3,002,297 rights had been issued as at December 31, 2005. At December 31, 2005, there were 1,855,000 (2004 – 1,396,901) rights outstanding, of which 500,833 (2004 – 395,234) were exercisable at a weighted average exercise price of $12.84 (2004 – $13.34). In January 2006, a further 844,000 Trust Unit rights were granted.

	2005		2004	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Rights				
Balance, beginning of year	**1,396,901**	**$ 14.74**	1,460,067	$ 13.93
Granted	**847,500**	**$ 21.63**	580,000	$ 18.75
Forfeited	**(40,000)**	**$ 19.76**	(25,000)	$ 16.44
Exercised	**(349,401)**	**$ 12.74**	(618,166)	$ 12.98
Balance before reduction of exercise price	**1,855,000**	**$ 18.16**	1,396,901	$ 16.31
Reduction of exercise price		**(1.42)**		(1.57)
Balance, end of year	**1,855,000**	**$ 16.74**	1,396,901	$ 14.74

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2005:

	Rights Outstanding			Rights Exercisable	
	Number Outstanding At 12/31/05	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable At 12/31/05	Weighted Average Exercise Price
$9.00 to $13.99	**542,501**	**6.4**	**$ 11.55**	**372,501**	**$ 11.66**
$14.00 to $19.99	**509,999**	**8.1**	**$ 16.38**	**128,332**	**$ 16.25**
$20.00 to $24.50	**802,500**	**9.1**	**$ 20.49**	**–**	**$ –**
$9.00 to $24.50	**1,855,000**	**8.0**	**$ 16.74**	**500,833**	**$ 12.84**

Shiningbank recorded Trust Unit incentive compensation expense of $2.5 million for the year ended December 31, 2005 (2004 – $1.3 million) for rights issued between 2003 and 2005, and which vested in 2005. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

	2005	2004
Contributed surplus		
Balance, beginning of year	**$ 1,416**	$ 572
Trust Unit incentive compensation	**2,506**	1,263
Net benefit on rights exercised [1]	**(558)**	(419)
Balance, end of year	**$ 3,364**	$ 1,416

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

9. Trust Units *(continued)*

The $4.0 million fair value of the 847,500 rights issued during the year ($4.67 per right; 2004 – $4.12 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 3.8% to 4.2% (2004 – 4.3% to 4.8%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the year. For the year ended December 31, 2004, Shiningbank's net income would have decreased by $508,000 ($0.01 per basic and diluted Trust Unit) due to additional Trust Unit incentive compensation expense related to those rights.

(e) Distribution Reinvestment Plan

The Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") entitles eligible unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2005, 355,498 Trust Units were issued from treasury (2004 – 296,538) under the DRIP for proceeds of $8.3 million (2004 – $5.8 million).

(f) Per Trust Unit amounts

For the year ended December 31, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 59,711,327 (2004 – 52,208,852). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 965,690 Trust Units (2004 – 984,155) to the weighted average number of Trust Units outstanding.

10. Other Cash Flow Disclosures

	2005	2004
Change in non-cash operating working capital		
Corporate acquisitions (note 4)	**$ (44,348)**	$ (5,146)
Accounts receivable	**(26,233)**	(19,125)
Prepaid expenses	**(2,276)**	(1,841)
Accounts payable and accrued liabilities	**27,060**	4,821
	$ (45,797)	$ (21,291)
Change in non-cash financing working capital		
Distributions payable to unitholders	**$ 16,020**	$ 4,502
Change in non-cash investing working capital		
Accounts payable for capital accruals	**$ 11,004**	$ 4,720
Cash payments		
Cash payments made for taxes	**$ 772**	$ 1,231
Cash payments made for interest	**$ 8,474**	$ 6,023

11. Financial Instruments

As at December 31, 2005, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, and Trust Unit distributions payable due to the short-term nature, or to long-term debt due to the floating interest rate. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2005, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at December 31, 2005, had the contracts been settled at that time, would have been a loss of $239,000.

Period	Commodity	Volume	Price
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00 /GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling

Subsequent to December 31, 2005, Shiningbank entered into an additional hedge contract.

Period	Commodity	Volume	Price
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

12. Internalization of Management Contract

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.9 million plus 1,136,614 Exchangeable Shares. Total consideration was reduced by $1.8 million to provide for performance/retention bonuses to be paid to employees. During 2004, the remainder of this bonus pool, or $817,000 was paid out in cash and expensed.

Total consideration:	
Cash	$ **2,910**
Exchangeable Shares issued	**16,490**
Costs associated with the transaction	**1,195**
Total purchase price	$ **20,595**

Prior to the acquisition, the Fund paid fees to the former manager of 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2005, $1.3 million (2004 – $2.7 million) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

13. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at December 31, 2005:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$ **11,131**	$ 1,790	$ 4,994	$ 4,347	$ –
Pipeline transportation	**3,442**	1,144	2,289	9	–
Total obligations	$ **14,573**	$ 2,934	$ 7,283	$ 4,356	$ –

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

14. Related Party Transactions

During 2005, Shiningbank paid $1.0 million for legal services (2004 – $1.1 million) provided by a firm in which a current director is a partner, $29,000 of which was outstanding at December 31, 2005. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Financial

($ thousands, except per Trust Unit amounts)	2005	2004	2003 Restated (note 3)	2002 Restated (note 3)	2001 Restated (note 3)
Oil and natural gas sales[1]	**$ 419,663**	$ 307,514	$ 247,207	$ 142,661	$ 170,714
Royalties	**(88,078)**	(63,930)	(53,628)	(26,470)	(38,857)
Transportation costs[1]	**(5,304)**	(5,550)	(5,050)	–	–
Operating costs	**(53,045)**	(48,692)	(40,536)	(31,583)	(28,257)
Operating netbacks	**273,236**	189,342	147,993	84,608	103,600
General and administrative	**10,244**	6,681	4,649	4,143	3,788
Management fees	**–**	–	–	1,939	3,500
Interest on long term debt	**8,423**	6,159	6,103	5,109	5,675
Internalization of management contract	**–**	818	608	4,509	–
Other	**1,805**	806	595	665	384
Funds flow from operations	**252,764**	174,878	136,038	68,243	90,253
Depreciation, depletion and accretion	**142,370**	118,547	78,853	63,627	49,955
Internalization of management contract	**1,309**	2,693	5,381	6,475	–
Trust Unit incentive compensation	**2,506**	1,263	572	–	–
Gain on sale of other assets	**(920)**	(232)	–	–	–
Net earnings before income taxes	**107,499**	52,607	51,232	(1,859)	40,298
Future income tax recovery	**(6,737)**	(86,199)	(12,722)	(14,457)	(9,917)
Net earnings after income taxes	**$ 114,236**	$ 138,806	$ 63,954	$ 12,598	$ 50,215
Funds flow from operations	**$ 252,764**	$ 174,878	$ 136,038	$ 68,243	$ 90,253
Capital expenditures	**(81,772)**	(56,339)	(22,931)	(11,867)	(4,328)
Asset retirement expenditures	**(1,497)**	(684)	(218)	(385)	(491)
Working capital adjustments	**12,771**	28,505	9,398	13,616	(3,455)
Distributions to unitholders	**$ 182,266**	$ 146,360	$ 122,287	$ 69,607	$ 81,979
Distributions per Trust Unit	**$ 2.97**	$ 2.76	$ 2.85	$ 2.16	$ 3.40
Long term debt	**$ 199,129**	$ 182,147	$ 121,691	$ 115,283	$ 122,459
Unitholders' equity	**$ 736,992**	$ 515,944	$ 364,215	$ 264,887	$ 261,213
Total assets	**$ 1,169,580**	$ 826,797	$ 614,149	$ 507,824	$ 519,496
Trust Units outstanding at year end	**68,186**	54,141	44,343	33,194	29,118
Average Trust Units outstanding during year	**59,711**	52,209	41,595	31,677	24,005

[1] 2005, 2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.

Operations

	2005	2004	2003	2002	2001
Daily production					
Oil (bbl/d)	**2,346**	2,381	2,023	2,054	2,013
Natural gas (mmcf/d)	**93.2**	86.6	74.9	64.2	61.6
Natural gas liquids (bbl/d)	**3,003**	3,125	2,252	1,454	1,288
Oil equivalent (boe/d)	**20,876**	19,933	16,759	14,214	13,564
Natural gas percentage of total production	**74%**	72%	74%	75%	76%
Average sales price (after hedging)[1]					
Oil ($/bbl)	**$ 61.78**	$ 43.14	$ 37.95	$ 36.31	$ 35.67
Natural gas ($/mcf)	**$ 9.13**	$ 7.06	$ 7.00	$ 4.32	$ 5.80
Natural gas liquids ($/bbl)	**$ 50.42**	$ 40.24	$ 33.65	$ 26.59	$ 29.59
Oil equivalent (boe/d)	**$ 54.96**	$ 42.14	$ 40.42	$ 27.50	$ 34.48
Proved plus probable reserves – Company interest[2]					
Oil and natural gas liquids (mbbls)	**19,308**	18,783	15,236	11,893	12,044
Natural gas (bcf)	**373.5**	307.6	253.0	210.0	210.8
Oil equivalent (mboe)	**81,558**	70,052	57,395	46,890	47,171

[1] *2005, 2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.*

[2] Company interest includes working interest plus royalty interests attributable to the Fund.

Trading History

	2005	2004	2003	2002	2001
High	**$ 30.99**	$ 23.98	$ 18.99	$ 15.95	$ 18.70
Low	**$ 22.00**	$ 16.51	$ 14.80	$ 10.00	$ 11.85
Close	**$ 29.15**	$ 21.49	$ 18.64	$ 15.15	$ 13.97
Volume (millions of units)	**53.0**	44.0	37.3	25.0	27.1

A most valuable resource >> Our employees and consultants

Our strong performance stems from the strength of our people and their integrity. We are fortunate to have a team of employees who are dedicated, professional and who share a vision that protecting the interests of unitholders is the top priority for the Fund.

Mark Adams
Laura Allegro
Chad Beauliua
Susan Belcher
Brad Benesch
Cody Bennett
Al Bessel
Dennis Betts
Anna Blahun
John Borger
Jason Bosma
Irvin Bouck
Robert Bougie
Lindsay Boyce
Shelli Brink
Irene Britton
Judy Britton
Kellie Carlson
Murray Carstairs
Debbie Carver
Monique Cesario
S. Ken Chalmers
John Ciarallo
James Cockney
Linda Craig
Bill DeGroot
Olga Deriabina
Dan Desmond
Murray Desrosiers
Andy Dezaeyer
Judy Donaldson
Richard Erick
Don Feduschak
Joanne Feeney
Dave Fitzpatrick
Trevor Ford
Al Frederick

Jim Fry
Bruce Gawalko
Don Geherman
Bruce Gibson
Andy Gilbreath
Ian Gillies
Al Glessing
Brad Granley
Richelle Gravestock
Mark Gray
Indy Grewal
Trevor Hans
Terry Hart
Lindsay Hedquist
Margaret Heinermann
Dave Hendrickson
Kari Herman
Jeannette Hibbert
Paul House
Brandy Huber
Bill Hughes
Andrea Huitema
Jodi Ireland
Sandra Jennings
Lyall Johnston
Paul Johnston
Susan Jones
Harold Junck
Tara Kaupp
Jerry Keeler
Sonia Kelly
Doug Kidd
Les Kingdon
Jack Klassen
Tom Kokotailo
Mike Kopp

Darcy Lamoureaux
Darren Larsen
Gary Laturnus
M. Scott Lovett
Cindy Lychak
George Mahan
Stacy Mahan
Ian Martinot
Kathy Matheson
Joe McAvoy
Jim McBeth
Debbie McBride
Marlene McCool
Jim McIntosh
Shirley McKinnon
Gord McLean
Harold McLean
Rob Miller
Steve Miller
Dwayne Mindus
Greg Moore
Ben Morris
Ken B. Morrison
Phyllis Mussel
Laurel Mustoe
Brenda Mychasiuk
Joe Ollenberger
Wayne Olson
Brian Ontko
Darrel Orton
Alice Ostertag
Camille Owen
Roger Palmer
Miruna Palosanu
Fadia Paré
Debbie Pearce

Chantelle Poncelet
Paul Prociuk
Terry Prokopy
Brenda Quarterman
Garry Randal
Bruce Richert
Terry Robichaud
Greg Ross
Randy Rousson
Dave Russell
Luc Sabourin
Jeff Schmidt
Irving Scott
Angela Shewchuk
Laura Silbernagel
Malcolm Sills
Rhea Skogen
Darrell Spink
Brad Stack
Terry Stasiuk
George Sudar
Dorsey Sunderland
Dave Sych
Bruce Thornhill
Eric Tjostheim
Kelly Tubbs
Gary Walker
Ed Wall
Bill Warren
Dan Williams
Pat Wolton
Rose Wong
Cory Yee
Mike Yuhar
George Zawartka
Christopher Zruna

Corporate Information

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and
Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

Officers

David M. Fitzpatrick
President and
Chief Executive Officer

Bruce K. Gibson
Vice President, Finance
and Chief Financial Officer

Gregory D. Moore
Vice President, Operations
and Chief Operating Officer

Terry P. Prokopy
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Alan G. Glessing
Controller

Murray J. Desrosiers
Corporate Secretary
and General Counsel

Head Office

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

Trustee

Computershare Trust Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Symbol: SHN.UN

Notice of Meeting

The Annual General Meeting and Special meeting of the unitholders of Shiningbank Energy Income Fund and the Annual General Meeting of Shiningbank Energy Ltd. will be held on Tuesday, May 16, 2006 at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, Canada beginning at 3:00 p.m. MDT. Unitholders are encouraged to attend. Those unable to attend are asked to complete and return their Form of Proxy. See the Proxy Form for voting options.

Abbreviations

bbl	barrels of oil or natural gas liquids
bcf	billion cubic feet of natural gas
boe	barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)
/d	per day
mbbl	thousand barrels
mmbbl	million barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mmcf	million cubic feet of natural gas
mmbtu	million British thermal units
NGL	natural gas liquids
tcf	trillion cubic feet of natural gas

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Our Namesake

The Fund is named after Shiningbank Lake, located west of Edmonton, Alberta, which is close to one of the first properties acquired by the Fund.

The name Shiningbank comes from the Aboriginal word for the lake describing its clay banks that shine like gold in the sun.



SHN.UN